
Hormel
Foods


05075843


RECEIVED
DEC 2 7 2005


fresh thinking

2005 Annual Report

Financial Highlights

(In Thousands, Except Per Share Amounts)	2005	2004*	% change
Net Sales	$5,413,997	$4,779,875	13.3%
Net Earnings	253,459	231,663	9.4
Percent of Sales	4.68%	4.85%	
Earnings Per Share			
Basic	$ 1.84	$ 1.67	10.2%
Diluted	1.82	1.65	10.3
Diluted – adjusted for non-operating items**	1.82	1.56	16.7
Dividends to Shareholders	71,648	62,421	14.8
Per Share of Common Stock	0.52	0.45	15.6
Average Common Shares Outstanding			
Basic	138,040	138,596	(0.4)
Diluted	139,577	140,179	(0.4)
Capital Additions	$ 107,094	$ 80,363	33.3
Depreciation and Amortization	115,189	94,745	21.6
Working Capital	457,912	565,037	(19.0)
Shareholders' Investment	1,574,576	1,399,248	12.5

*53 weeks

**See page 20 for a summary of non-operating items under consolidated results.

Segment Operating Profit 2005
(thousands)

30%	**Grocery Products**	$132,047
29%	**Refrigerated Foods**	$129,831
30%	**Jennie-O Turkey Store**	$136,327
6%	**Specialty Foods**	$ 27,310
5%	**All Other**	$ 22,384



Segment Sales 2005
(thousands)

15%	**Grocery Products**	$ 799,291
52%	**Refrigerated Foods**	$2,801,632
20%	**Jennie-O Turkey Store**	$1,088,324
9%	**Specialty Foods**	$ 518,673
4%	**All Other**	$ 206,077



Hormel Foods Corporation was founded in 1891 in Austin, Minnesota. The company is a multinational manufacturer and marketer of consumer-branded meat and food products, many of which are among the best known and trusted in the food industry. We enjoy a strong reputation among consumers, retail grocers, and foodservice and industrial customers for products highly regarded for quality, taste, nutrition, convenience, and value.

Hormel Foods markets its products through five business segments:

Grocery Products This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market.

Refrigerated Foods This segment includes the Meat Products and Foodservice business units, and the Farmer John operating segment. It consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets.

Jennie-O Turkey Store This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.

Specialty Foods This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

All Other These businesses produce, market, and sell beef, and manufacture, market, and sell company products internationally.

We create shareholder value by strengthening existing brands and launching new brands. We provide outstanding customer service, build emerging businesses, maintain conservative cash and debt management policies, and leverage our strong financial position to accelerate growth worldwide.


Garden Fresh *Bread Ready* Ham Sandwich
fresh
thinking

"Originate, don't imitate." The founder of Hormel Foods, George A. Hormel, inspired his employees to transcend current products and practices and find new and original ways to please customers. Fresh thinking helps us create products with a point of difference that consumers value: delicious, high-quality foods that are simple to prepare and enjoy. Fresh thinking still inspires us today. It keeps many of our brands in the leading market share positions, and advances growth year after year.

Hormel Foods




"I thank my colleagues for their
excellent work. They have lifted
Hormel Foods to its high level of
performance and respect within
the food industry." Joel W. Johnson

Fellow Shareholders:

Hormel Foods performed well in fiscal 2005. I am pleased to report very strong earnings and sales growth, which was achieved despite the comparison to strong results and an extra week in fiscal 2004.

2005 Highlights

- Earnings per share reached $1.82, up 10 percent compared to $1.65 in fiscal 2004. Our 2004 results included a $.09 per share gain from non-operating items. Adjusting for the non-operating items, earnings per share increased 17 percent.
- Net sales totaled $5.4 billion, a new record that represents a year-over-year increase of 13 percent. Our strong sales were driven by a combination of organic and acquisition growth.
- Shareholders realized a 16 percent increase in the annual dividend per share payout, with a total dividend payment of $71.6 million. This is the 39th consecutive year Hormel Foods has increased its dividend to shareholders – an achievement matched by few other companies.
- Shareholders benefited from the company's repurchase of $23.0 million in common stock during the year.
- We acquired four companies in 2005 and successfully integrated them into our business. These new businesses will further strengthen our portfolio of products.

Our prosperous year can be attributed to multiple factors, including outstanding market conditions in our turkey segment, improving demand for our value-added products, and growing contributions from our recent acquisitions.

Benefiting from our balanced portfolio

Hormel Foods has built a balanced portfolio of category leaders in the refrigerated and grocery aisles, and we are succeeding in multiple sales channels as well, including retail, deli, and foodservice. Our balanced business model has the right mix of protein and packaged food products to provide both growth and stability. In 2005, the scales were tipped in favor of protein, with declining grain costs and continued strong consumer protein demand boosting the profitability of our turkey segment.

Value-added innovation

Innovation is imperative in the food industry, which rewards originality and punishes stagnation. Innovation is an important part of our recipe for adding value at Hormel Foods. It keeps us one step ahead of our competition and drives profitable growth. By converting commodity products to value-added items – through pre-flavoring, pre-cooking and pre-slicing, for example – we save time for consumers and foodservice operators, and capture the benefit through higher margins.

Innovation – fresh thinking – always captures the attention of consumers. We have demonstrated a talent for identifying emerging trends and distinguishing them from passing fads. Today's consumers want sophisticated flavors, added convenience, and consistently high quality. The company's long-term value proposition is uniquely informed by continuous research and our growing insight into consumer needs and wants.

An active year

Fiscal 2005 was a year of active growth for Hormel Foods. We achieved record top- and bottom-line results through a combination of organic and acquisition growth.

The best results came from our turkey business. We experienced exceptional demand for our turkey products, and improved operating profit by 74 percent compared to fiscal 2004. Our strategy of promoting everyday consumption by offering consumers convenient products has been very successful..

Within the Refrigerated Foods segment we made two important acquisitions: Clougherty Packing Company, maker of the

Farmer John brand, and Lloyd's Barbecue Company. Both acquisitions exceeded our expectations in 2005, and we expect the momentum to accelerate in 2006.

Our Grocery Products segment showed improved results in the second half of the year, positioning the business for a strong start in 2006. While this high-margin segment has absorbed higher beef and pork input costs over the last few years, we expect lower pork costs in 2006 will help drive margin expansion. We see many growth opportunities for our ethnic and microwavable convenience items within this segment. The purchase of Mexican Accent, maker of the *Manny's* brand, adds strength to our ethnic portfolio. By investing in strong marketing support, we are keeping our brands healthy for years to come.

We made an important addition to our Specialty segment this year with the acquisition of Mark-Lynn Foods. Mark-Lynn strengthens our portfolio of foodservice products by adding wet pack items like ketchup packets. We also re-aligned this segment in 2005 to gain efficiencies in our sports nutrition and managed healthcare businesses. We should see the benefits of these changes in 2006.

Our international business continues to increase its export business and is making good progress growing the China and Philippines operations.

A foundation for future growth

Hormel Foods is constantly pursuing innovation and product development. In fiscal 2005 we made good progress toward that goal.

To advance our research and development capabilities, we completed a major expansion at our Austin, Minn., R&D facility. We also created a new product development team who will work to integrate our research and marketing efforts, and accelerate our growth in the marketplace. In 2005, we increased R&D spending by 10 percent.

Sound governance and financial strength

We are dedicated to improving shareholder value by profitably growing our business. Our discipline in maintaining a strong financial position enables us to support our marketing and innovation strategies and to pursue acquisitions that grow and strengthen our business. We also believe in returning a portion of our cash flow to shareholders through dividends and share repurchase. We accomplished that by increasing our dividend for the 39th consecutive year and by purchasing $23.0 million of stock through our share repurchase program. At year-end, 7.6 million shares of common stock remain to be repurchased, as part of the 10 million-share repurchase program authorized in 2002.

Hormel Foods adheres to the same prudent standards of corporate governance it has always followed. An independent corporate governance agency, Institutional Shareholder Services (ISS), ranks Hormel Foods in the top 10 percent of the food, beverage, and tobacco industry.

Consistently strong leadership

Hormel Foods was built on a legacy of strong leadership, and that continues. We are grateful for the 94 combined years of outstanding and dedicated service offered by James A. Jorgenson, senior vice president of corporate staff; Dr. Forrest D. Dryden, vice president of research and development; and Gary C. Paxton, vice president of Specialty Foods, who all retired at the end of 2005. Promotions within our officer group include Michael D. Tolbert, group vice president and president of Jennie-O Turkey Store; Larry L. Vorpahl, group vice president and president of Consumer Products Sales; William F. Snyder, senior vice president, supply chain; D. Scott Aakre, vice president of marketing – Grocery Products; Julie H. Craven, vice president of corporate communications; Bryan D. Farnsworth, vice president of quality assurance; Jody H. Feragen, vice president of finance and treasurer; David P. Juhlke, vice president of human resources; Dr. Phillip L. Minerich, vice president of research and development; Bruce R. Schweitzer, vice president of Refrigerated Foods operations; Robert A. Tegt, vice president of Specialty Foods; and Brian D. Johnson, assistant secretary. These individuals add to the nucleus of leadership for Hormel Foods in the years ahead.

Finally, I am pleased to report that on January 1, 2006, Jeffrey M. Ettinger, currently president and chief operating officer, will advance to Hormel Foods chief executive officer. Jeff is a Hormel Foods veteran and has been an integral part of our success since he began with the company in 1989. He has demonstrated his gifted leadership abilities in legal, marketing, financial and general management assignments, and he served as president and chief operating officer during a highly successful fiscal 2005. I have full confidence that he will be an inspiring leader for Hormel Foods.

As shareholders, you have been generous in your support during the 12 years I served as chief executive officer. I thank you. I also thank my colleagues for their excellent work. They have lifted Hormel Foods to its high level of performance and respect within the food industry.

Joel W. Johnson
Chairman of the Board and Chief Executive Officer




"Our expectations for 2006 are for
good top- and bottom-line growth."

Fellow Shareholders:

It is an honor to have the opportunity to lead Hormel Foods forward. I am especially grateful to Joel Johnson for his valuable support and guidance, and hope to build on the momentum that he has established for the company.

The longer I serve at Hormel Foods, the more I am convinced that what distinguishes our business from so many other consumer food companies is our consistent adherence to proven business strategies. I am committed to advancing these objectives and business strategies that have served us so well over the years:

- Increase our value-added product mix
- Brand the fresh meat case
- Contemporize our product portfolio
- Grow our ethnic business
- Support foodservice growth
- Grow international business in select regions
- Identify and pursue high-potential products and channels
- Enhance profitability by operating more efficiently
- Maintain sound financial discipline and governance





Jennie-O Turkey Store ... Herbed Stuffing



Net Sales
(billions $) CAGR 8.6%
$5.4
5
4
3
2
1
0
01 02 03 04 05
Net Earnings
(millions $) CAGR 8.6%
$253.5
250
200
150
100
50
0
01 02 03 04 05
Net Earnings Per Share
(dollars) CAGR 8.8%
$1.82
1.75
1.40
1.05
0.70
0.35
0.00
01 02 03 04 05
Annual Dividend
(dollars) CAGR 8.9%
$0.52
.50
.40
.30
.20
.10
.00
01 02 03 04 05

Growth platforms

Hormel Foods grows its business in three ways: organically, through innovation, and through acquisition. In fiscal 2005, we were successful on all three platforms.

We achieved organic growth with established products like the SPAM family of products, *Hormel* microwave items, *Austin Blues* BBQ, and *Hormel* refrigerated entrées.

Over the years, Hormel Foods has built strong brands that offer a solid foundation for growth. We will continue to leverage our brand equity by making effective investments in sales and marketing support.

Innovation is another important growth catalyst for Hormel Foods. In 2005, we created innovative marketing programs, developed new value-added items, and expanded a remarkable food process known as *TrueTaste* Technology, in the early stages of development when we introduced it in last year's annual report. This high-pressure process extends shelf life while eliminating the need for preservatives like sodium lactate and diacetate. I am pleased to report that we have successfully launched *TrueTaste* Technology within our Foodservice line of *Bread Ready* sliced meat products, and we are also exploring other applications.

Finally, we accelerated growth through four acquisitions in 2005, while adding broad strength across our product portfolio. Clougherty Packing Company, a privately-held Southern California pork processor and creator of the *Farmer John* brand of pork, builds our West Coast presence. Mark-Lynn Foods, part of our Specialty Foods segment, adds scale and broadens the portfolio of items in our foodservice channel. *Lloyd's* barbeque products complement our existing refrigerated entrée business and already are strong performers in our retail channel. Mexican Accent, producer of *Manny's* tortillas and related items, will strengthen our ethnic portfolio. We are effectively integrating these businesses into the company and are benefiting from their increasing contributions.

Outlook

Our expectations for 2006 are for good top- and bottom-line growth. Our long-term objective is to grow sales by five to six percent, and to grow profits by ten percent. By using our successful strategy of improving our product mix, we will continue to grow the bottom-line faster than sales.

We expect lower hog prices in 2006, which will improve profitability in the Grocery Products segment and in our value-added Refrigerated Foods business. While it will be difficult to improve on the exceptional results we experienced in our turkey business in 2005, we continue to see a well-balanced turkey industry. We expect grain markets to be lower in 2006, making the prospects for another great year promising.

Our Specialty Foods segment and International business ended the year with a strong finish and we expect this momentum to continue into 2006.

I'd like to thank our shareholders, employees, and partners for their support and trust in 2005. Look for another year of strong performance and fresh thinking in 2006!

Jeffrey M. Ettinger

Jeffrey M. Ettinger
President and Chief Operating Officer


By 4:00 p.m., most people still haven't a clue what will be on their dinner plate that night. Good thing we know what consumers are craving: convenience, without sacrificing flavor or nutrition. Our advanced consumer research drives innovation – and helps us create delightful home-cooked meal solutions the chef du jour can fix in a flash. Fresh thinking about convenience inspired us to market leadership in the refrigerated entrée category – and served up double-digit sales growth this year.
Hormel
Beef Roast
fresh thinking inspires
convenience

Dinner's in the bag

It's the biggest breakthrough in holiday cooking since instant stuffing – except this one's moist and flavorful. *Jennie-O Turkey Store* Oven Ready Turkey, introduced in 2004 to the acclaim of food editors across the country, goes from freezer to table in 3½ hours. It's fresh-frozen and requires no thawing. To encourage everyday consumption, we recently introduced new varieties of bone-in and boneless turkey breasts. We expect these birds to fly off the shelves.



Oven Ready
Oven Ready
Oven Ready



Jennie-O Turkey Store Oven Ready Homestyle Turkey with Herb Roasted Vegetables

New household hero

It's a grab 'n go, heat 'n serve, eat 'n run kind of world these days – and are we ever prepared. *Hormel* microwave trays are ready in 90 seconds. As large numbers of new households discovered this year, these portable, shelf-stable entrées are easy to pack for lunch at work, and make a quick, well-balanced meal at home, too. Our 15 tasty varieties can be eaten right out of the package.



Hormel



Hormel
Bacon
Jennie-O
So Easy
SPAM Singles
Lloyd's

Favorites of the neXt generation

A new demographic group has acquired a taste for our contemporary and convenient products – and they're going to the store for more. Busy young professionals grab *SPAM* Singles for lunch. They've also discovered the convenience of *Hormel* fully cooked bacon, just the ticket to whipping up a quick club sandwich. They entertain with ease using *So Easy* stuffed turkey breast, and spice things up with fun foods like *Lloyd's* Barbeque – a recent addition to our portfolio of convenient, precooked foods.

Capturing more foodservice dollars

Time-starved consumers now spend about half their food dollars on meals prepared away from home. We're capturing an increasing portion of those food-service sales by aiming for center-of-the-plate entrées that simplify food prep for foodservice operators, while tempting today's sophisticated palates. Our *café h* product line features exotic entrées such as barbacoa meat, pork ossobuco, carnita meat, and stuffed pork loins with Greek or Italian seasoning.



café h Beef Barbacoa Sandwich


Carapelli
Carapelli
MANNY'S
HERDEZ
HERDEZ
Doña Maria
MOLE

fresh thinking excites appetites

Today's consumers crave bold ethnic flavors, and we've got all the right ingredients. We're growing our ethnic category, and spicing things up to excite appetites from coast to coast. Our ethnic brands include *Herdez*, *Manny's*, and *Chi-Chi's* Mexican foods; Mediterranean food products like *Carapelli*, Italy's #1 extra virgin olive oil, and *Peloponnese* olives; *Patak's* foods, the #1 Indian food in the U.S.; and *House of Tsang* Asian sauces and cooking oils.


Southwestern Turkey Tacos on Mission's Soft Tortillas




Old Smokehouse BLT

We taught turkey to stretch its wings – and bacon joined the club

Health-conscious consumers turn to turkey for its low-fat, high-quality protein – and now we're offering savory new varieties. *Jennie-O Turkey Store* Cajun dinner sausage can really jazz up a gumbo. Our seasoned turkey breasts lighten up traditional tacos, and the seasoned turkey burgers won *Health* magazine's "Best Light Burger" Award this year. And nothing wakes up a sandwich like *Old Smokehouse* premium bacon, in original, maple pepper, or applewood smoked flavors.

Austin Blues sales are smokin'!

Our *Austin Blues* line of barbecue products helped restaurateurs please hordes of customers hankering for the smoky, stick-to-your-ribs satisfaction of pork and beef products while producing double-digit growth for our business this year. Our dedicated sales team caters to the needs of foodservice operators nationwide, and our big menu of pre-sliced, pre-smoked products takes the bite out of back-room prep.

Tortillas, a new, high-growth category for Hormel Foods, are expected to surpass white bread sales in the U.S. in 2006.


Austin Blues Orange Sesame-Scented Rib Tips



Holiday Glazed Spiral *Cure 81* Ham



Black Label Bacon Eggs Benedict



fresh thinking satisfies round-the-clock

From morning to midnight, our brands wake up sleepy taste buds and satisfy late-night appetites. Our tender *Hormel Cure 81* spiral cut ham makes many welcome appearances at brunch, served with a side of tasty *Black Label* bacon on eggs benedict. And popular *Hormel* deli trays make short work of entertaining at any meal. It's our unique ability to adapt products to changing needs, tastes, and life-styles that keeps customers reaching for our brands – 24/7.

Anytime favorites

Whether it's lunchtime, munch time, or after-school-snack time, we've got a banquet of in-demand brands to choose from. Powerful appetite? Pick up a delectable *Jennie-O Turkey Store* rotisserie turkey or *Cure 81* ham. Only have a minute or two? Zap a wholesome hot lunch in a handy *Hormel* microcup, or heat up some hearty *Hormel* hash. Home from school and hungry? *Hormel Kid's Kitchen* microwave meals are appealing, shelf-stable entrées that are easy to fix and a good source of nutrition.


Di Lusso
DELI COMPANY



California Turkey Wrap with *Manny's* Tortillas

Signature sandwiches

The *Di Lusso* deli line – premium sliced meats, cheeses, and specialty products – is prominently displayed in growing numbers of authentic deli cases. And this year, customers piled on the ham and hard salami and topped off sales in our deli channel like never before. Our exclusive partnership with retail deli departments, combined with our foodservice *Bread Ready* line of value-added items, helps operators wrap up convenient, memorable sandwiches and snacks.



Prime meal estate

From superstores to traditional grocery stores, we're putting our brand on the fresh meat case – and staking our leadership claim there. Consumers turn to the meat case for simple meal solutions. By collaborating with key retailers, our focused sales teams ensure good merchandising that lets customers shop with ease, while eliminating work for retail staff. Confidence in the quality of our brand keeps our case-ready selections in high demand, from *Hormel Always Tender* fresh and flavored pork and beef products, to our popular *Jennie-O Turkey Store* marinated and flavored turkey tenderloins.


Hormel
Always Tender beef
Always Tender pork
Always Tender Pork

Front and center: that's where you'll find our brands, including time-tested favorites like the *SPAM* family of products. By offering premium products and contemporary packaging, Hormel Foods leads the market in many of its product categories, holding the #1 or #2 market spot. Our in-store marketing programs and strategic merchandising efforts, combined with a deep understanding of customer needs, keeps our shelf presence strong.

fresh thinking demonstrates

do



As seen in Times Square

Market leadership depends on brand recognition, and this year we made a big splash in Times Square with this three-sided billboard. The huge display was part of a high-profile image campaign portraying fashion-forward women with a taste for the contemporary flavors and convenience of *Hormel* refrigerated entrées.


PEPPERONI
Easy Pepperoni Pizzas

Profits grow on pepperoni trees

Hormel Foods has the leading market share in the pepperoni category. Whether it's the tasty topping for a pizza or an ingredient in a zesty snack recipe, *Hormel* pepperoni really gets around.


Hormel Chili
WITH BEANS
Hormel Chili
NO BEANS
STAGG CHILI
CLASSIC
STAGG CHILI
CLASSIC
STAGG CHILI
Silverado Beef
STAGG CHILI
STAGG CHILI
STAGG CHILI
Hormel Chili
TURKEY
NO BEANS
99% FAT FREE
Hormel Chili
CHUNKY
NO BEANS
Hormel Chili
WITH BEANS
Hormel Chili
NO BEANS


Hormel Chili
Coney Island Bowls

Chili choices

Hormel Foods continues to be the leader in the chili category. Thanks to great flavor, hearty promotions, and nifty new packaging, *Hormel* and *Stagg* chili made their way into even more households this year. Chili lovers really warmed up to our four convenient new 15-ounce microwave bowls. And with 27 different varieties, everyone can afford to be choosy.

Great taste translates well

As the world shrinks, our markets are expanding. We're growing our export business in key markets abroad. And we're continuing to develop our in-country production facilities in China and the Philippines. Two of our well-established brands here at home – *Stagg* chili and the *SPAM* family of products – translate equally well around the world: they're our top-selling international brands. Hormel Foods is the designated supplier of meat products to the China Training Bureau of State Sports through the 2008 Olympics in Beijing.


SPAM
CHOPPED PORK AND HAM
스팸
STAGG CHILI
STAGG CHILI


Hormel
火腿片
Cooked Ham
CHUNKEE
Corned Beef
Hormel
荷美尔

Growth is always top-of-mind at Hormel Foods. Fresh thinking helps us identify and pursue new opportunities for growth, from portfolio diversification to market expansion and penetration. Strong and strategic growth helps maintain our market leadership and brand advantage. It fuels reinvestment in our business, feeds innovation, and allows us to satisfy more customers and deliver greater returns to our stakeholders. In 2005, we successfully grew our business three ways: organically, through acquisition, and through innovation.

fresh thinking drives growth

Growing organically

By keeping core brands fresh and relevant to consumers, we increased brand market share, drove incremental consumption, and attracted new users to existing categories. Result: good organic growth in 2005. Our growth in the microwave convenience segment was especially strong this year: sales increased 101 percent for microwave trays compared with 2004. We saw excellent growth in the *Hormel* refrigerated entrée category as well.

Hormel Meat Loaf Refrigerated Entrée with Sweet Potatoes




BREAD READY

Growing through innovation

This year's biggest breakthrough? It's our *Bread Ready* sliced meats featuring Hormel Foods *TrueTaste* Technology, the next wave in food freshness. *TrueTaste* Technology uses high-pressure processing to keep pre-sliced meats fresh and flavorful – without heat or chemicals. Stay tuned: This innovation promises to be an exciting opportunity for Hormel Foods.

Growing through acquisition

When we size up a food business for acquisition, we're very careful shoppers. We target companies with strong synergies, high quality standards, and those with operations that can be easily integrated. Our acquisition approach favors businesses with strong brands that can expand our geographic and demographic presence in high-growth areas. Our four acquisitions in 2005 reflect this strategic approach. *Farmer John* pork products, popular in southern California, will help grow our West Coast market share. Mark-Lynn Foods will diversify our foodservice portfolio with a wide range of packaged condiments, sauce packets, drink mixes, and desserts. Mexican Accent – *Manny's* tortillas and Mexican products – will help grow our Hispanic-American market. And *Lloyd's* barbeque products complement our line of refrigerated entrées in the retail channel.


FARMER JOHN


MARK-LYNN
FOODS, INC.


MANNY'S


Lloyd's

Comparison of 5 Year Cumulative Total Return*
(dollars)



250
200
150
100
50
0
Hormel Foods Corporation
S&P Packaged Foods & Meats Index
S&P 500 Index
10/00
10/01
10/02
10/03
10/04
10/05

*$100 invested on 10/31/00 in stock or index – including reinvestment of dividends. Fiscal year ending October.

EBITDA**
(millions)



$534
CAGR 8.1%
500
400
300
200
100
0
01
02
03
04
05

**The calculation for EBITDA is Earnings Before Income Taxes plus Interest Expense, Depreciation and Amortization less Interest and Other Income.

Shareholder Equity
(millions)



$1,575
CAGR 12.1%
1,500
1,200
900
600
300
0
01
02
03
04
05

fresh thinking delivers performance

Shareholders expect strong and steady returns – and we delivered. Fresh thinking helped us produce new competitive advantages and build on brand equity. It reduced market risk, balancing packaged foods and protein products. It created operating efficiencies in production plants. And it revealed once again that long-term growth comes from focusing on the bottom line, through disciplined business practices and sound governance. That's more than fresh thinking: that's delivering performance.

Selected Financial Data

(In Thousands, Except Per Share Amounts)	2005	2004*	2003	2002	2001
Operations					
Net Sales**	**$5,413,997**	$4,779,875	$4,200,328	$3,910,314	$3,885,244
Net Earnings	**253,459**	231,663	185,779	189,322	182,441
Percent of Sales	**4.68%**	4.85%	4.42%	4.84%	4.70%
Wage Costs	**882,054**	795,119	730,161	668,420	617,693
Total Taxes (Excluding Payroll Tax)	**167,718**	147,591	118,157	118,671	114,589
Depreciation and Amortization	**115,189**	94,745	88,020	83,238	90,193
Financial Position					
Working Capital	**$ 457,912**	$ 565,037	$ 381,984	$ 552,059	$ 463,078
Properties (Net)	**877,676**	704,237	701,342	652,678	679,930
Total Assets	**2,822,406**	2,533,968	2,393,121	2,220,196	2,162,698
Long-term Debt Less Current Maturities	**350,430**	361,510	395,273	409,648	462,407
Shareholders' Investment	**1,574,576**	1,399,248	1,252,735	1,115,255	995,881
Per Share of Common Stock					
Net Earnings – Basic	**1.84**	1.67	1.34	1.36	1.32
Net Earnings – Diluted	**1.82**	1.65	1.33	1.35	1.30
Dividends	**0.52**	0.45	0.42	0.39	0.37
Shareholders' Investment	**11.42**	10.15	9.04	8.06	7.18

* 53 Weeks

** Adjusted for the impact of EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." EITF 01-9 relates to the income statement classification of advertising and promotional costs. The company applied the consensus as of the beginning of fiscal 2002, and reclassified certain marketing expenses as reductions of revenue. The marketing expenses that were reclassified included consumer coupon redemption, off-invoice allowances, and various marketing performance funds. There was no impact to operating income or net earnings. The impact of the reclassification on other years presented was a reduction in net sales of $238,868 in 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations (In Thousands of Dollars, Except Per Share Amounts)

Executive Overview

Fiscal 2005: In fiscal 2005, the company posted record net sales and earnings. Consolidated net sales increased 13.3 percent for the year compared to fiscal 2004. Net earnings grew by 9.4 percent over 2004, despite gains recognized in the prior year for nonrecurring transactions.

A number of market factors impacted the company's financial results throughout fiscal 2005. Record commodity meat markets for turkey products had the most significant impact on the company. Commodity meat markets improved steadily throughout 2005, with an all-time record high for breast meat pricing set in October. Coupled with feed prices that were significantly below fiscal 2004, these conditions allowed the Jennie-O Turkey Store segment to post operating earnings that were 73.5 percent above the 2004 level. Within the Grocery Products and Refrigerated Foods segments, the company experienced pork prices that were higher than the previous year over the first three fiscal quarters. This led to increased pressure on product margins for both segments over the course of the year. Pork prices decreased in the fourth quarter, and we expect that decrease to continue into fiscal 2006. Fuel prices also had a negative impact on the company's results. Fuel surcharges increased substantially over the prior year, as well as costs for natural gas and propane used at the company's production facilities.

The company was very active in making acquisitions in 2005, with the purchase of four companies. We have identified making strategic acquisitions as our top priority for the use of free cash flow. We seek to find acquisition candidates that fit within our core competencies, have ample growth opportunities, and meet our financial benchmarks.

Fiscal 2006 Outlook: The company faces a number of risks that could impact fiscal 2006 results. The company is facing increased pressure from competitors offering value-added product lines that are similar to the company's products. Many pork processors are attempting to move their portfolio away from commodity-based products to meet customer demand for value-added products, as these products generate higher margins. The company continues to face competitive challenges in the chili category, and it is likely that other categories will experience similar pressures in the future. The company also faces market risks for commodity inputs such as hogs, grain, and fuel. While we expect hog and grain markets to trend lower in fiscal 2006, increases in these markets would adversely affect gross margins and net earnings. We continue to attempt to mitigate these risks through the use of hedging programs and continued emphasis on enhancing our value-added product portfolio and consumer appeal.

As we begin fiscal 2006, the company has established several goals that will enable us to deliver superior returns to our shareholders. We seek to grow top-line sales by five to six percent and bottom-line earnings by ten percent. To continue building the company's value-added product offerings, we have committed to placing specific emphasis on new product development, with a goal of $1.0 billion of net sales by 2009, from products introduced in the decade from 2000 through 2009. We have also established specific cost containment goals related to administrative and general expense, cost of goods sold, and trade spending to limit cost increases to levels lower than our revenue growth rate.

Critical Accounting Policies

Hormel Foods' discussion and analysis of its financial condition and results of operations are based upon the company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The company evaluates, on an on-going basis, its estimates for reasonableness as changes occur in its business environment. The company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. Hormel Foods believes the following are its critical accounting policies:

Inventory Valuation: The company values its pork inventories at the lower of cost or USDA market prices (primal values). When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the primal values, as adjusted by the company for product specifications and further processing, becomes the basis for calculating inventory values. In addition, substantially all inventoriable expenses, packaging, and supplies are valued by the last-in, first-out method.

Turkey raw materials are represented by the deboned meat quantities realized at the end of the boning lines. The company values these raw materials using a concept referred to as the "meat cost pool." The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing company products. The company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgment determinations by the company) to allocate the meat cost pool to each meat component. In addition, substantially all inventoriable expenses, meat, packaging, and supplies are valued by the last-in, first-out method.

Goodwill and Other Intangibles: The company's identifiable intangible assets are amortized over their useful life, unless the useful life is determined to be indefinite. The useful life of an identifiable intangible asset is based on an analysis of several factors including: contractual, regulatory, or legal obligations, demand, competition, and industry trends. Goodwill and indefinite-lived intangible assets are not amortized, but are tested at least annually for impairment.

The goodwill impairment test is a two-step process. First, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is determined on the basis of discounted cash flow. If the carrying value exceeds fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Annual impairment testing for indefinite-lived intangible assets compares the fair value and carrying value of the intangible. The fair value of indefinite-lived intangible assets is determined on the basis of discounted cash flows. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of long-lived assets.

The assumptions used in the estimate of fair value are consistent with historical performance and the estimates and assumptions used in determining future profit plans for each reporting unit. The company reviews product growth patterns, market share information, industry trends, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions.

Accrued Promotional Expenses: Accrued promotional expenses are unpaid liabilities for customer promotional programs in process or completed as of the end of the fiscal year. There are two components to these liabilities: promotional contractual accruals and voluntary performance accruals. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place, but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. Voluntary performance accruals are funded through customer purchases and are based on historical promotional expenditure rates by product line. Significant estimates used to determine these liabilities include the level of customer performance and the historical promotional expenditure rate versus contracted rates.

Employee Benefit Plans: The company incurs expenses relating to employee benefits such as noncontributory defined benefit pension plans and postretirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall company compensation increases, expected return on plan assets, and health care cost trend rates. The company considers historical data as well as current facts and circumstances when determining these estimates. The company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

Income Taxes: The company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in evaluating the company's tax positions and determining its annual tax provision. While the company considers all of its tax positions fully supportable, the company is occasionally challenged by various tax authorities regarding the amount of taxes due. In evaluating the exposure associated with various existing tax positions, the company establishes reserves when it becomes likely that a tax position may be challenged by tax authorities and that the company may not fully sustain that tax position. The company adjusts these reserves as facts and circumstances change. The company believes that its reserves reflect the probable outcome of known tax exposures. To the extent the company was to favorably resolve matters for which accruals have been established or be required to pay amounts in excess of its reserves, the company's effective tax rate would be impacted in the year of resolution.

Results of Operations

Overview

The company is a processor of branded and unbranded food products for the retail, foodservice and fresh customer markets. The company operates in the following five segments:

Segment	Business Conducted
Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results of Arriba Foods, Inc. (a/k/a Mexican Accent), which was acquired in the second quarter of fiscal 2005.
Refrigerated Foods	This segment includes the Meat Products and Foodservice business units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets. This segment also includes the Precept Foods, LLC operation, which offers fresh, case-ready, branded pork and beef products to its retail customers. Precept Foods, LLC is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation (formerly Excel Corporation), a wholly owned subsidiary of Cargill, Incorporated. Clougherty Packing Company (Farmer John), which was acquired on December 29, 2004, is included as an operating segment within Refrigerated Foods, and the Meat Products business unit includes the results of operations for Lloyd's Barbecue Company (Lloyd's), which was acquired in April 2005.
Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.
Specialty Foods	This segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products. Diamond Crystal Brands includes the results of operations for Hormel Health Labs (consolidated into Diamond Crystal Brands effective November 1, 2004), and Mark-Lynn Foods Inc. (Mark-Lynn), which was acquired in March 2005.

All Other This segment includes the Dan's Prize and Hormel Foods International operating segments. These businesses produce, market, and sell beef products and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales. Previously, this segment also included Vista International Packaging, a manufacturer of food packaging (i.e., casings for dry sausage), which was sold effective June 30, 2004.

Fiscal Years 2005 and 2004

Fiscal 2005 was another outstanding year for Hormel Foods, with net sales, tonnage volume, and profits exceeding prior year record levels. All five segments reported year-over-year improved earnings in the fourth quarter and net sales for the full year surpassed $5.0 billion. Jennie-O Turkey Store was the clear standout in fiscal 2005, showing the largest operating profit improvement over fiscal 2004. The combination of higher turkey meat markets, lower feed costs, improved production efficiencies, and growth in value-added products all drove the exceptional results for this segment.

During fiscal 2005, the company also began the integration of four newly acquired businesses within three different segments. All such acquisitions continue to meet expectations, and are expected to provide additional synergies and growth opportunities in the upcoming year. The company intends to continue pursuing acquisitions that complement its existing product lines and expertise.

Overall, the company expects strong momentum going into the next year. The benefits of a diversified product portfolio were evident during fiscal 2005, and the company will continue to execute the proven strategies of new product development and expansion of value-added product lines during fiscal 2006.

The company's accounting cycle resulted in a 13-week fourth quarter and a 52-week year in fiscal 2005, compared with a 14-week fourth quarter and 53-week year in fiscal 2004. As the company accounts for its operations on a weekly basis, the additional week in fiscal 2004 was fully loaded with expenses, including salaries and depreciation, and did not provide a disproportionate amount of operating profit on a comparable basis.

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2005 were $81,733, an increase of 17.0 percent compared to earnings of $69,843 for the same period last year. Diluted earnings per share were $.59 compared to $.50 for the same period last year. Net earnings for the year increased 9.4 percent to $253,459 from $231,663 in fiscal 2004. Diluted earnings per share for the same period increased to $1.82 from $1.65 in the prior year.

Fiscal 2004 net earnings included an $11,470 after-tax gain ($0.08 per share) on the sale of Vista International Packaging, Inc., a $3,963 after-tax gain ($0.03 per share) on the sale of the company's investment in Campofrio Alimentacion, S.A. and a $2,672 ($0.02 per share) after-tax charge for early retirement packages related to the company's sales reorganization.

Sales: Net sales for the fourth quarter increased to $1,477,908 from $1,345,216 in 2004, an increase of 9.9 percent. Net sales for the twelve months of fiscal 2005 increased 13.3 percent to $5,413,997 compared to $4,779,875 last year. Tonnage volume for the fourth quarter increased 12.2 percent to 1.1 billion lbs. from 990 million lbs. last year. Tonnage volume for the year increased 13.5 percent to 4.1 billion lbs. from 3.6 billion lbs. in the prior year.

Net sales and tonnage volume comparisons were positively impacted by the 2005 acquisitions of Farmer John, Mexican Accent, Mark-Lynn, and Lloyd's. On a combined basis, these acquisitions contributed $155,534 in net sales to the fourth quarter results for fiscal 2005. Excluding these acquisitions, both net sales and tonnage volume decreased 1.7 percent in the fourth quarter compared to the prior year. For the full fiscal year, the acquisitions contributed a combined $488,715 in net sales, representing 10.2 percentage points and 12.5 percentage points of the net sales and tonnage volume increases, respectively.

Growth in key product lines, continued demand for value-added product offerings, and successful new product initiatives enhanced sales results throughout fiscal 2005. Excluding the impact of acquisitions, all segments still reported favorable sales results compared to fiscal 2004. Strong sales by Hormel Foods International, up 5.7 percent and 17.6 percent for the fourth quarter and fiscal year, respectively, also offset the impact of divesting the Vista business during the third quarter of fiscal 2004.

Gross Profit: Gross profits were $367,360 and $1,282,608 for the quarter and year, respectively, compared to $318,882 and $1,121,005 last year. As a percent of net sales, gross profit increased to 24.9 and 23.7 percent for the fourth quarter and year, respectively, compared to 23.7 and 23.5 percent for the prior year periods. The Jennie-O Turkey Store segment drove the increase for both the fourth quarter and year, due to higher turkey meat markets, lower feed costs, production efficiencies, and growth in value-added products. Changes in the product mix, primarily due to the Farmer John acquisition, have negatively impacted margins compared to the prior year. However, this impact was offset by significant decreases in raw material costs during the fourth quarter, which resulted in improved margins in the Grocery Products, Refrigerated Foods, and All Other segments.

The company expects hog prices in 2006 to be below fiscal 2005 levels, which should improve margins in the Grocery Products segment and on many of the value-added products in Refrigerated Foods. Outlook for the Jennie-O Turkey Store segment is also favorable. Based on industry sources, the company expects grain prices to be slightly lower in fiscal 2006, and industry production to be similar to fiscal 2005. Assuming consistent demand, turkey meat markets should remain favorable through at least the first half of fiscal 2006, but exceptional 2005 results will create difficult comparisons in the upcoming year. Additionally, the company continues to aggressively pursue new product development and the expansion of value-added product lines. These factors should all enhance gross profits during fiscal 2006.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $180,732 and $691,792, respectively, compared to $166,196 and $621,694 last year. These increases are primarily due to higher shipping and handling expenses throughout fiscal 2005, representing increased tonnage volume, significantly higher fuel related charges, and acquisitions. As a percent of net sales, selling and delivery expenses decreased to 12.2 percent for the fourth quarter compared to 12.4 percent in 2004, and decreased to 12.8 percent for the year compared to 13.0 percent in 2004. Newly acquired businesses with lower selling and delivery expense ratios contributed to the decrease in fiscal 2005, and price increases offset increases in selling expenses throughout the fiscal year. A pre-tax charge of $4,194 was also recognized in the second quarter of fiscal 2004 for early retirement packages related to a reorganization of the company's sales force. As a percent of sales, the company expects selling and delivery expenses to approximate 12.9 percent in fiscal 2006.

Administrative and General: Administrative and general expenses were $48,567 and $172,242 for the quarter and year, respectively, compared to $38,779 and $146,488 last year. As a percent of net sales, administrative and general expenses for the fourth quarter and year were 3.3 and 3.2 percent, respectively, compared to 2.9 and 3.1 percent, respectively, for the quarter and year in fiscal 2004. Fiscal 2004 expenses were decreased by reductions in postretirement benefits of $1,504 and $3,903 for the fourth quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Items impacting fiscal 2005 include stock option expense increases over 2004 of $446 and $1,733 for the fourth quarter and year, respectively, and retirement related benefits for executive officers of approximately $6,000 recognized during the fourth quarter. Administrative expenses related to acquisitions also contributed to the increase for fiscal 2005, including intangible asset amortization which increased $500 and $2,345 for the fourth quarter and year, respectively, compared to fiscal 2004. These expenses were partially offset by a reduction in bad debt expenses of approximately $1,400 and $2,500 for the fourth quarter and fiscal year, respectively. The company expects administrative and general expenses, as a percent of sales, to approximate 2.8 percent in fiscal 2006.

Research and development expenses for the fourth quarter decreased slightly to $4,226 from $4,434 in the comparable quarter of 2004, and for the fiscal year increased to $17,585 from $15,944 in 2004. The decrease for the fourth quarter is primarily due to the timing of new product introductions that occurred late in fiscal 2004, and the year-over-year increase was distributed across various segments. As the company continues to focus on new product development and the expansion of value-added product lines, research and development expenses are expected to continue to increase during fiscal 2006.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $699 and $5,525 for the quarter and year, respectively, compared to $1,282 and $6,458 last year. This earnings line reflects decreases from the company's 50.0 percent owned joint venture, Herdez Corporation, (down $207 and $476 for the fourth quarter and fiscal year) and the company's 40.0 percent owned Philippine joint venture, Purefoods-Hormel Company (down $208 and $201 for the fourth quarter and fiscal year). These decreases were offset by favorable performance by the company's 49.0 percent owned joint venture, Carapelli USA, LLC (up $103 and $427 for the fourth quarter and fiscal year) and the company's 50.0 percent owned joint venture, Hormel Alimentos (up $177 and $140 for the fourth quarter and fiscal year). Minority interests in the company's consolidated investments are also reflected in these figures. In the third quarter of fiscal 2005, the company recorded a minority interest gain of $461 related to its ownership in the Beijing Hormel Foods Corporation. Excluding this gain, minority interests represented a decrease in income of $1,307 compared to fiscal 2004. The company expects equity in earnings of affiliates to increase slightly in fiscal 2006.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the balance sheet line item "Investments in and receivables from affiliates." The composition of this line item at October 30, 2005, was as follows:

Country	Investments/Receivables
United States	$22,863
Philippines	39,884
Mexico	5,280
Total	$68,027

Income Taxes: The company's effective tax rate for the fourth quarter and year was 38.1 and 37.4 percent, respectively, in fiscal 2005 compared to 36.5 percent for the quarter and year in fiscal 2004. The increase in the effective rates for fiscal 2005 is the result of higher foreign taxes, the impact of updated state tax rates on deferred tax balances, and the relationship of permanent tax differences to income for the year. The company expects the effective tax rate in fiscal 2006 will approximate 35.0 to 36.0 percent. This lower rate primarily represents a domestic manufacturing activities tax credit that is effective for the company beginning in fiscal 2006.

Segment Results

Net sales and operating profits for each of the company's segments is set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.)

	Fourth Quarter Ended			Year Ended		
	October 30, 2005	October 30, 2004	% Change	**October 30, 2005**	October 30, 2004	% Change
Net Sales						
Grocery Products	**$ 232,801**	$ 222,583	4.6	**$ 799,291**	$ 758,256	5.4
Refrigerated Foods	**739,466**	646,715	14.3	**2,801,632**	2,300,399	21.8
Jennie-O Turkey Store	**311,293**	317,323	(1.9)	**1,088,324**	1,052,682	3.4
Specialty Foods	**144,350**	116,946	23.4	**518,673**	467,581	10.9
All Other	**49,998**	41,649	20.0	**206,077**	200,957	2.5
Total	**$1,477,908**	$1,345,216	9.9	**$5,413,997**	$4,779,875	13.3
Segment Operating Profit						
Grocery Products	**$ 45,524**	$ 43,950	3.6	**$ 132,047**	$ 128,838	2.5
Refrigerated Foods	**38,766**	38,713	0.1	**129,831**	141,361	(8.2)
Jennie-O Turkey Store	**41,050**	31,415	30.7	**136,327**	78,593	73.5
Specialty Foods	**8,303**	5,683	46.1	**27,310**	25,674	6.4
All Other	**8,658**	3,802	127.7	**22,384**	23,278	(3.8)
Total segment operating profit	**142,301**	123,563	15.2	**447,899**	397,744	12.6
Net interest and investment income	**(6,799)**	(5,198)	(30.8)	**(19,213)**	(12,779)	(50.3)
General corporate expense	**(3,541)**	(8,374)	57.7	**(23,800)**	(20,400)	(16.7)
Earnings before income taxes	**$ 131,961**	$ 109,991	20.0	**$ 404,886**	$ 364,565	11.1

Grocery Products: Grocery Products net sales increased 4.6 percent for the quarter and 5.4 percent for the year compared to fiscal 2004. Sales tonnage volume increased 3.1 percent for the quarter and 0.7 percent for the year compared to year ago results. Segment profit for Grocery Products increased 3.6 percent for the quarter and 2.5 percent for the year compared to fiscal 2004. Raw material costs were below prior year and expected levels during the fourth quarter, which resulted in improved profit margins led by gains on the *SPAM* family of products and *Hormel* flavored bacon bits. The company expects continued relief in raw material costs in fiscal 2006 compared to fiscal 2005. Segment profits for the year were negatively impacted by significantly higher fuel surcharges over fiscal 2004.

At the beginning of the third quarter, the company's sales force incorporated Mexican Accent's products into its portfolio of ethnic products. The acquisition has been accretive to the Grocery Products segment, and the company continues to pursue synergies with its other Hispanic product lines. The acquisition contributed $6,665 and $20,008 to net sales, and 6,814,000 lbs. and 13,994,000 lbs. to sales tonnage for the quarter and year, respectively. Excluding Mexican Accent, net sales for the segment increased 1.6 percent and 2.8 percent for the quarter and year, respectively, while sales tonnage declined 1.8 percent and 2.3 percent for the quarter and year, respectively.

Key product categories also contributed to tonnage volume and profit increases in the Grocery Products segment compared to the prior year fourth quarter. Notable gains were experienced in the microwave category (up 3,133,600 lbs. or 21.6 percent), driven by the success of the *Hormel* microwave tray line, and the *SPAM* family of products (up 268,000 lbs. or 1.3 percent). These gains were offset primarily by declines in *Stagg* chili (down 2,308,000 lbs. or 23.4 percent), as fiscal 2004 reflected pipeline inventory gains when *Stagg* was introduced nationally. Key categories also showing growth for the year included the microwave category (up 7,700,000 lbs. or 15.1 percent), *Hormel* chili (up 753,000 lbs. or 0.7 percent), and the *SPAM* family of products (up 723,000 lbs. or 1.1 percent). Although *Dinty Moore* canned products showed an overall decline for fiscal 2005 (down 7,568,000 lbs. or 12.8 percent), improvements were seen in the second half of the year as the company explored options for improving sales in this category.

Efforts in the Grocery Products segment continue to be focused on growth initiatives implemented during the past fiscal year. The company continues to expand sales in the chili category. While total chili shipments for the year were flat compared to fiscal 2004, commitments continue to be good for the upcoming winter chili season and dollar shares on both the *Hormel* and *Stagg* brands continue to increase over comparable periods. The company also continues to seek innovative ways to market established product lines. One example is the *SPAM* Singles product line, which continues to provide positive results and incremental volume.

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 14.3 percent for the quarter and 21.8 percent for the twelve months compared to fiscal 2004. Sales tonnage increased 21.9 percent for the quarter and 25.6 percent for the fiscal year as compared to 2004. Net sales and tonnage volume comparisons were positively impacted by the December 29, 2004, acquisition of Farmer John and the April 4, 2005, acquisition of Lloyd's. These acquisitions contributed a combined $136,562 in net sales to the fourth quarter results for fiscal 2005. Excluding these acquisitions, net sales and tonnage volume decreased 6.8 percent and 3.0 percent respectively, in the fourth quarter compared to the prior year. For the full fiscal year, these acquisitions contributed a combined $440,929 in net sales, representing 19.2 percentage points and 23.5 percentage points of the net sales and tonnage volume increases, respectively.

The company's hog processing for the fourth quarter increased 22.1 percent to 2,285,000 hogs from 1,871,000 hogs for the comparable period last year. For the fiscal year, hog processing increased 25.2 percent to 8,583,000 hogs from 6,855,000 hogs in fiscal 2004. Excluding Farmer John, hog processing increased 2.6 percent in fiscal 2005, compared to the prior year. Hog markets trended lower in the fourth quarter, down 8.7 percent compared to fiscal 2004, and are expected to remain lower into the first quarter of fiscal 2006 due to forecasted production levels.

Segment profit for Refrigerated Foods remained flat in the fourth quarter, and decreased 8.2 percent from the prior fiscal year. The company experienced exceptional pork margins during fiscal 2004, creating difficult comparisons throughout fiscal 2005. Margins did improve during the fourth quarter of 2005, but not as quickly as anticipated. Due to lower hog markets, the company expects margins to increase during the first quarter of fiscal 2006.

Sales volume for value-added products in the Meat Products business unit showed positive growth over the prior year fourth quarter, led by gains in *Hormel* raw bacon (up 587,000 lbs. or 3.5 percent), *Hormel* retail hams (up 821,000 lbs. or 7.2 percent), *Hormel* party trays (up 558,000 lbs. or 50.2 percent), and *DiLusso Deli Company* products (up 23,000 lbs. or 2.3 percent). *Hormel Natural Choice* lunchmeats, which use the company's high-pressure processing technology, are also receiving good results in test markets. These results reflect aggressive marketing support for the company's brands, and continued consumer preference for this unit's product offerings. This unit also includes the results of Lloyd's, acquired in the second quarter of fiscal 2005. Combining Lloyd's branded products with existing *Hormel* branded items positioned the company as the leader in the refrigerated entrée category.

The Foodservice business unit also contributed to strong sales results during the fourth quarter, with several key product lines posting double-digit growth. Tonnage volume increases over the prior year fourth quarter were noted on precooked breakfast sausage (up 349,000 lbs. or 21.6 percent), *Always Tender* pork (up 340,000 lbs. or 13.1 percent), shelf stable products (up 1,562,000 lbs. or 43.5 percent), *Austin Blues* BBQ products (up 415,000 lbs. or 20.2 percent), *Applewood* smoked bacon (up 240,000 lbs. or 16.4 percent), and the *café h* line of products (up 185,000 lbs. or 16.5 percent).

Outstanding growth was also reported during fiscal 2005 by the Precept Foods, LLC joint venture, generated by new business and expansion of product offerings with existing customers. Tonnage for case-ready beef and pork products increased 1,133,000 lbs. or 25.4 percent for the fourth quarter, and 3,470,000 lbs. or 21.0 percent for the year compared to the fiscal 2004 comparable periods.

Jennie-O Turkey Stores: Jennie-O Turkey Store (JOTS) net sales for the quarter and year decreased 1.9 percent and increased 3.4 percent, respectively, compared to fiscal 2004 periods. Tonnage volume decreased 4.7 percent for the quarter and increased 1.6 percent for the year compared to prior year results. The segment continued to improve its value-added versus commodity product mix. Over 54.0 percent of volume was attributed to value-added products in fiscal 2005, representing the second consecutive year that value-added tonnage exceeded commodity tonnage on an annual basis.

Segment profit for JOTS increased 30.7 percent for the fourth quarter and 73.5 percent for the year compared to fiscal 2004. These gains were driven by a combination of higher turkey meat markets, lower feed costs, production efficiencies, and growth in value-added products. Commodity meat markets and whole bird markets improved throughout fiscal 2005, with breast meat reaching an all-time high in October. Feed costs for both the quarter and full year returned to more traditional levels, which were significantly below the prior year, and decreased approximately $9,000 and $37,000 for the fourth quarter and fiscal year, respectively. Export markets also continued to be strong during the year and, for the first time, the company exceeded 100 million pounds of exports on an annual basis. These favorable conditions were mitigated by higher energy costs associated with farm heating and freight fuel surcharges. The company expects these market conditions to continue, at least through the first half of fiscal 2006.

Segment profits continued to benefit from value-added sales growth. The Foodservice division experienced growth in the fourth quarter as a result of obtaining new business. Gains were also reported on premium products in the Deli division, including *Jennie-O Turkey Store* premium seasoned turkey breast (up 227,000 lbs. or 6.3 percent), the *Jennie-O Turkey Store Grand Champion* line (up 144,000 lbs. or 13.3 percent), and *Jennie-O Turkey Store* rotisserie turkey breast (up 805,000 lbs. or 30.7 percent).

Aggressive new product development will continue to be a focus of this segment into fiscal 2006. In 2004, JOTS introduced *Jennie-O Turkey Store* Oven Ready Turkey, a product that goes directly from freezer to oven. During 2005, the product line was expanded to include a bone in and boneless turkey breast. This product line continues to be well received by retailers and consumers. The company continually evaluates the performance of its new products, and fiscal 2005 included net sales of approximately $123,700 attributable to products introduced since 2000.

Specialty Foods: Specialty Foods net sales increased 23.4 percent for the fourth quarter and 10.9 percent for the twelve months compared to fiscal 2004. Sales tonnage increased 18.5 and 6.5 percent for the quarter and twelve months, respectively, compared to last year. Segment profit increased 46.1 percent and 6.4 percent, for the quarter and fiscal year, respectively, compared to fiscal 2004. The acquisition of Mark-Lynn Foods improved the fiscal 2005 results, contributing 10.5 percentage points and 5.9 percentage points of the net sales increase for the fourth quarter and year, respectively. Continued strength from core product sales at Diamond Crystal Brands (DCB), contract manufacturing at Hormel Specialty Products (HSP), and new production at Century Foods International (CFI) also drove the sales increase for the fourth quarter.

HSP net sales increased 25.1 percent for the fourth quarter and 6.3 percent for the year compared to the same periods in 2004. Higher net sales in the fourth quarter are attributed to increased contract manufacturing of canned meats, along with increases in the meat ingredients and refinery categories. Margin percentages declined during fiscal 2005 due to changes in product mix, higher dairy markets, and aggressive cheese pricing. Freight and warehouse expense increases due to higher fuel related costs also had a negative impact on operating profits for the year.

DCB's core product gross sales (including sugar packets, sugar substitutes, canisters, and shakers) increased 12.7 percent and 16.2 percent over the 2004 fourth quarter and fiscal year, respectively. Sales of the HHL dysphasia and malnutrition products ended the quarter down 5.1 percent. Defending private label conversions and gaining operator compliance helped offset lost contract sales in the nutritional category. Mark-Lynn was successfully integrated into DCB as a fifth processing facility during 2005, and expands the company's market share in foodservice packets. This acquisition contributed $12,307 and $27,778 to net sales for the fourth quarter and fiscal year, respectively.

CFI sales increased 26.9 percent in the fourth quarter, but decreased 3.5 percent for the year, compared to fiscal 2004 results. CFI faced a challenging year with volume declines throughout the first three quarters due to the loss of a government contract and lower nutritional sales. Customer and product mix changes at CFI also negatively impacted the segment earlier in the year. Significant improvements in the fourth quarter were the result of the company's efforts to broaden its customer base.

All Other: All Other net sales increased 20.0 percent for the fourth quarter and 2.5 percent for the year compared to the comparable fiscal 2004 periods. Segment profit increased 127.7 percent and decreased 3.8 percent for the quarter and year, respectively, compared to last year. Comparisons for the fiscal year are impacted by the divestiture of Vista International Packaging, Inc. (Vista) during the third quarter of fiscal 2004.

Hormel Foods International (HFI) experienced strong international demand for commodity pork items throughout fiscal 2005, with export tonnage increasing to 88,036,000 lbs. or up 9.9 percent over fiscal 2004. Volume gains were also seen on the *SPAM* family of products (up 18,148,000 lbs. or 2.4 percent) and *Stagg* chili (up 6,234,000 lbs. or 10.6 percent) compared to the prior year. These sales, combined with improved results from the company's China operations, resulted in significant margin increases for the fourth quarter and fiscal year. The company continues to pursue international growth opportunities. In the first quarter of fiscal 2005, HFI reduced the financial reporting lag on its joint ventures and wholly owned Australian subsidiary to one month (from a previous two to three month lag). This adjustment increased tonnage (up 4,546,000 lbs.), net sales (up $5,412), and segment profits (up $453) for fiscal 2005. During the third quarter of fiscal 2005, HFI also recorded a minority interest gain of $461 related to its ownership in the Beijing Hormel Foods Corporation.

Dan's Prize, Inc., the company's marketer and seller of beef products, experienced tonnage decreases in both the fourth quarter and fiscal year compared to 2004. However, the fourth quarter results show increased operating profits, resulting from margin growth due to favorable market conditions and customer mix.

During the second quarter of fiscal 2004, the company completed the sale of its investment in Campofrio Alimentacion, S.A. The $6,222 pre-tax gain recorded on the sale was excluded from All Other operating profits, and included in "Net interest and investment income." The company also finalized the sale of the Vista business during the third quarter of fiscal 2004. The $18,063 pre-tax gain recorded on the sale was excluded from All Other operating profits, and included in "General corporate expense."

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $6,799 and $19,213, respectively, compared to a net expense of $5,198 and $12,779 for the comparable periods of fiscal 2004. Fiscal 2004 results included a $6,222 pre-tax gain on the sale of the company's investment in Campofrio Alimentacion, S.A. in the second quarter. Returns on investments held in the company's rabbi trust for supplemental executive retirement plans and deferred income plans increased for both the fourth quarter and fiscal year, and the company experienced increases in interest income due to maintaining higher average cash balances throughout fiscal 2005. For the quarter and fiscal year, these gains were offset by $2,065 of write-downs of the company's investments. Interest expense of $27,744 for fiscal 2005 exceeded the prior year by $602, as acquisitions resulted in additional short-term debt being incurred. This debt was repaid by the end of fiscal 2005, and the company expects interest expense to approximate $25,000 for fiscal 2006.

General corporate expense for the fourth quarter and year was $3,541 and $23,800, respectively, compared to $8,374 and $20,400 for the prior year quarter and twelve months. Fiscal 2004 results include a pre-tax gain of $18,063 recorded on the sale of Vista International Packaging, Inc. during the third quarter, and reductions in postretirement benefits of $1,504 and $3,903 for the fourth quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. (See Note F "Pension and Other Postretirement Health Care Benefits") Partially offsetting those gains were fiscal 2004 sales reorganization expenses of approximately $7,000 which did not recur in fiscal 2005. Other factors in fiscal 2005 include retirement related expenses for executive officers of approximately $6,000 recognized in the fourth quarter, offset by inventory valuation adjustments of approximately $11,700, decreases in bad debt expenses of approximately $2,500, and lower corporate overhead expenses compared to the prior year. The company evaluated its corporate expense allocation methodology during fiscal 2005, resulting in additional expenses being allocated to operating segments.

Fiscal Years 2004 and 2003

Fiscal 2004 was an exceptional year for Hormel Foods, with net sales, tonnage volume, and profits all reaching record levels. The improvements in commodity markets that began late in fiscal 2003 continued throughout 2004, generating strong operating profit results in the Refrigerated Foods and Jennie-O Turkey Store segments. The first major price increase since fiscal 2000 was implemented in the Grocery Products segment during the second half of the year, which partially offset the impact of higher raw material prices. Additionally, profits were enhanced by the third quarter sale of Vista International Packaging, Inc., the company's food packaging subsidiary.

Overall, the company has been successful with its strategy to create a faster growing, more diversified product portfolio. Throughout fiscal 2004, the company benefited from its focus on expanding value-added product lines, growth through acquisitions, and new product development. These initiatives have reduced the impact of fluctuating market conditions, and have allowed the company to achieve consistently favorable financial results.

The company's accounting cycle resulted in a 14-week fourth quarter and a 53-week year in fiscal 2004, compared with a 13-week fourth quarter and 52-week year in fiscal 2003. As the company accounts for its operations on a weekly basis, the additional week is fully loaded with expenses, including salaries and depreciation, and does not provide a disproportionate amount of operating profit on a comparable basis.

Consolidated Results

Net Earnings: Net earnings for the fourth quarter of fiscal 2004 were $69,843, a decrease of 0.7 percent compared to earnings of $70,365 for the same period in fiscal 2003. Diluted earnings per share were $.50 compared to $.50 for the same period in fiscal 2003. Net earnings for the year increased 24.7 percent to $231,663 from $185,779 in fiscal 2003. Diluted earnings per share for the same period increased to $1.65 from $1.33 in 2003.

As previously noted, the company experienced infrequently occurring transactions in both fiscal 2004 and 2003. To supplement year-to-year comparisons, we have identified these items as follows: Fiscal 2004 net earnings include an $11,470 after-tax gain ($0.08 per share) on the sale of Vista International Packaging, Inc., a $3,963 after-tax gain ($0.03 per share) on the sale of the company's investment in Campofrio Alimentacion, S.A. and a $2,672 ($0.02 per share) after-tax charge for early retirement packages related to the company's sales reorganization. Fiscal 2003 net earnings include a $3,868 after-tax gain ($0.03 per share) resulting from receipt of a vitamin antitrust settlement at Jennie-O Turkey Store (JOTS) and a $1,131 ($0.01 per share) after-tax write-down of assets and other expenses relating to the closing of a JOTS facility in Marshall, Minnesota.

Sales: Net sales for the fourth quarter increased to $1,345,216 from $1,169,881 in 2003, an increase of 15.0 percent. Net sales for the twelve months in fiscal 2004 increased 13.8 percent to $4,779,875 compared to $4,200,328 in 2003. Tonnage volume for the fourth quarter increased 9.3 percent to 990 million lbs. from 906 million lbs. in 2003. Tonnage volume for the year increased 6.2 percent to 3.6 billion lbs. from 3.4 billion lbs. in 2003.

Net sales and tonnage volume comparisons for the twelve months of 2004 were positively impacted by the Diamond Crystal Brands and Century Foods International acquisitions, while the fourth quarter results are comparable to fiscal 2003.

Significantly improved demand for protein and increased sales of value-added products resulted in sales dollars increasing more rapidly than tonnage gains for both the quarter and fiscal year, most notably in the Refrigerated Foods and Jennie-O Turkey Store segments. The price increase implemented on June 14, 2004, also resulted in increased net sales for the Grocery Products segment during the fourth quarter. Additionally, international sales of commodity pork items improved fiscal 2004 net sales results and offset the impact of divesting the Vista business during the third quarter.

Gross Profit: Gross profits were $318,882 and $1,121,005 for the fourth quarter and year, respectively, compared to $295,353 and $1,013,153 in 2003, with increases largely due to easing pricing pressures in the Refrigerated Foods and Jennie-O Turkey Store segments. As a percent of net sales, gross profit decreased to 23.7 and 23.5 percent for the current quarter and year, respectively, compared to 25.2 and 24.1 percent in 2003. Higher raw material costs throughout fiscal 2004 impacted margins. The Grocery Products segment was most significantly impacted by the higher costs, including increases on beef-based inputs. Changes in the product mix have also contributed to a margin decrease in the Specialty Foods segment, as lower margined products are sold by Century Foods International, acquired late in fiscal 2003.

Selling and Delivery: Selling and delivery expenses for the fourth quarter and year were $166,196 and $621,694, respectively, compared to $144,083 and $583,964 in 2003. These increases were driven by increased tonnage volume over the prior year, and $8,327 of early retirement, relocation, and other expenses related to the realignment of the company's sales organization to provide better service and additional leverage with customers. As a percent of net sales, selling and delivery expenses increased to 12.4 percent for the quarter, compared to 12.3 percent in 2003 and decreased to 13.0 percent for the year compared to 13.9 percent in 2003. The twelve month percentage decrease is primarily due to improved market conditions over fiscal 2003, which resulted in product price increases exceeding increases in selling and delivery expenses. Additionally, marketing expenses were not as high as anticipated during the fourth quarter, as the company evaluated some of its planned programs and adjusted the timing of field initiatives planned to support new product launches late in fiscal 2004.

Administrative and General: Administrative and general expenses were $38,779 and $146,488 for the quarter and year, respectively, compared to $35,182 and $124,665 in 2003. As a percent of net sales, administrative and general expenses for the quarter and year were 2.9 and 3.1 percent, respectively, compared to 3.0 percent for the quarter and year in fiscal 2003. Changes in the discount rate and expected rate of return on pension plan assets, both of which were effective with the beginning of fiscal year 2004, resulted in higher pension and medical expenses for the fourth quarter and year of approximately $2,300 and $11,300, respectively, compared to fiscal 2003. These increases were partially offset by reductions in postretirement benefits of $1,504 and $3,903 for the quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. (See further discussion in Note F "Pension and Other Postretirement Health Care Benefits.") Other items significantly impacting fiscal year 2004 include an increase in amortization of intangibles of $2,424 and an increase in stock option expense of approximately $1,300, offset by a reduction in bad debt expenses of $5,244.

Research and development expenses for the fourth quarter increased to $4,434 from $3,460 in the comparable quarter of 2003, and for the fiscal year increased to $15,944 from $13,165 in 2003. The acquisition of Century Foods International, in July 2003, generated approximately $600 of the increase over the prior year. The remainder of the increase was distributed across various Hormel Foods and Jennie-O Turkey Store product lines, supporting the company's on-going initiatives to expand value-added product offerings and focus on new product development.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $1,282 and $6,458 for the quarter and year, respectively, compared to $2,174 and $5,886 in 2003. The twelve month increase in fiscal 2004 is due to improved results of the company's 49.0 percent owned joint venture, Carapelli USA, LLC. Minority interests in the company's consolidated investments are also reflected in these figures but were not significant for fiscal 2004 or 2003.

In conformity with U.S. generally accepted accounting principles, the company accounts for its majority-owned operations under the consolidation method. Other investments in which the company owns a minority interest are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the balance sheet line item "Investments in and receivables from affiliates." The composition of this line item at October 30, 2004, was as follows:

Country	Investments/Receivables
United States	$13,803
Philippines	35,536
Mexico	5,893
Total	$55,232

Income Taxes: The company's effective tax rate for the quarter and year was 36.5 percent in fiscal 2004 compared to 37.0 and 35.8 percent for the quarter and year, respectively, in fiscal 2003. The decrease in the fourth quarter rate as compared to the prior year primarily reflects a decrease in foreign taxes.

Segment Results

Net sales and operating profits for each of the company's segments is set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note K of the Notes to Consolidated Financial Statements.)

	Fourth Quarter Ended			Year Ended		
	October 30, 2004	October 25, 2003	% Change	October 30, 2004	October 25, 2003	% Change
Net Sales						
Grocery Products	$ 222,583	$ 208,791	6.6	$ 758,256	$ 754,331	0.5
Refrigerated Foods	646,715	539,457	19.9	2,300,399	2,019,753	13.9
Jennie-O Turkey Store	317,323	268,152	18.3	1,052,682	924,430	13.9
Specialty Foods	116,946	108,370	7.9	467,581	315,177	48.4
All Other	41,649	45,111	(7.7)	200,957	186,637	7.7
Total	$1,345,216	$1,169,881	15.0	$4,779,875	$4,200,328	13.8
Segment Operating Profit						
Grocery Products	$ 43,950	$ 46,417	(5.3)	$ 128,838	$ 152,808	(15.7)
Refrigerated Foods	38,713	51,888	(25.4)	141,361	103,167	37.0
Jennie-O Turkey Store	31,415	17,015	84.6	78,593	41,069	91.4
Specialty Foods	5,683	4,869	16.7	25,674	17,986	42.7
All Other	3,802	8,388	(54.7)	23,278	25,743	(9.6)
Total segment operating profit	123,563	128,577	(3.9)	397,744	340,773	16.7
Net interest and investment income	(5,198)	(6,645)	21.8	(12,779)	(21,079)	39.4
General corporate expense	(8,374)	(10,315)	18.8	(20,400)	(30,363)	32.8
Earnings before income taxes	$ 109,991	$ 111,617	(1.5)	$ 364,565	$ 289,331	26.0

Grocery Products: Grocery Products net sales increased 6.6 percent for the quarter and 0.5 percent for the year compared to fiscal 2003. Sales tonnage volume decreased 1.3 percent for the quarter and 4.2 percent for the year compared to fiscal 2003. Operating profit for Grocery Products decreased 5.3 percent for the quarter and 15.7 percent for the year compared to fiscal 2003. This segment experienced significantly higher raw material costs throughout fiscal 2004, which pressured product margins and contributed to decreased operating profit. The price increase on all Grocery Product items that was implemented on June 14, 2004, partially offset the impact of these higher costs, and resulted in increased net sales in the fourth quarter as compared to fiscal 2003.

Lower tonnage volume also reduced the operating profits of this segment. Declines were primarily due to *Dinty Moore* canned products (down 3,863,000 lbs. or 18.3 percent for the fourth quarter, and 10,914,000 lbs. or 15.6 percent for the twelve months) and *Dinty Moore Classic Bakes* complete meals products (down 536,000 lbs. or 32.8 percent for the fourth quarter, and 10,519,000 lbs. or 75.6 percent for the twelve months). However, strong performance in the ethnic line of products continued in the fourth quarter with total tonnage up 1,530,000 lbs. or 7.5 percent, led by *Carapelli* olive oil (up 757,000 lbs. or 23.5 percent) and *Herdez* Mexican products (up 1,568,000 lbs. or 21.0 percent). *Dinty Moore* microwave products also showed strong growth for the year (up 3,557,000 lbs. or 18.3 percent), coinciding with a package change from a box to a sleeve on tray items.

Several initiatives were implemented in fiscal 2004 to enhance growth in the Grocery Products segment. During the third quarter, the segment launched a new packaging concept for chili items using the Tetra Recart carton technology, and also began the national roll-out of *Stagg* chili (previously sold only in markets west of the Mississippi River). The overall chili category saw 29.0 percent growth nationally in the fourth quarter with the introduction of two new competitors. The new *SPAM* Singles product was also introduced in four test markets

Refrigerated Foods: Net sales by the Refrigerated Foods segment were up 19.9 percent for the quarter and 13.9 percent for the twelve months compared to fiscal 2003. Sales tonnage increased 9.6 percent for the quarter and remained the same for the fiscal year as compared to 2003. Tonnage comparisons for the twelve months are impacted by the discontinuance of hog processing at the company's Rochelle, Illinois, facility that was effective January 3, 2003, and a renovation at our Fremont, Nebraska, facility during the second quarter of fiscal 2004. The company's hog processing for fiscal 2004 declined 0.7 percent to 6,855,000 hogs from 6,904,000 hogs for the comparable period in fiscal 2003. Converting the Rochelle facility to a 100 percent value-added product processing facility will address the increasing demand for the company's branded products. The Fremont facility returned to full processing levels in the third quarter of fiscal 2004.

Operating profit decreased 25.4 percent for the fourth quarter, as compared to an unusually strong fourth quarter in fiscal 2003 when ideal market conditions resulted in optimal margins. However, operating profit for fiscal 2004 increased 37.0 percent over the prior year, as the company was able to attain higher prices on pork primals when compared to hog costs over fiscal 2003. Throughout fiscal 2004, the company was able to purchase raw materials under its hog procurement contracts at costs that more closely paralleled the cash market, which significantly increased the profitability of fresh pork over the previous year. Margins on value-added product lines, however, were negatively impacted in the fourth quarter by primal costs that were higher than anticipated.

This segment continued to focus on the expansion of the company's value-added products and improving product mix. Core product tonnage in the Meat Products business unit showed positive growth over the prior year fourth quarter, led by strong gains in refrigerated entrées (up 1,456,000 lbs. or 24.0 percent), retail flavored meats (up 1,269,000 lbs. or 20.8 percent), sliced meats (up 845,000 lbs. or 12.8 percent), and breakfast meats (up 762,000 lbs. or 3.1 percent). Continued strong consumer preference for branded product offerings was also evidenced by volume sales of sliced pepperoni (up 1,357,000 lbs. or 46.7 percent) and raw bacon (up 1,648,000 lbs. or 13.8 percent), compared to the fiscal 2003 fourth quarter.

The Foodservice business unit also contributed to strong results throughout fiscal 2004, as its premium value-added convenience products continued to find broader acceptance from foodservice customers. This business unit finished the fiscal year with a record shipping week for branded products, contributing to fourth quarter tonnage volume increases over the prior year comparable quarter for *Always Tender* pork (up 498,000 lbs. or 23.7 percent), *Austin Blues* BBQ products (up 649,000 lbs. or 46.9 percent), the *café h* line of products (up 495,000 lbs. or 88.7 percent), and *Fast 'N Easy* precooked bacon and sausage (up 753,000 lbs. or 29.4 percent).

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the quarter and year increased 18.3 and 13.9 percent, respectively, compared to fiscal 2003 periods. Tonnage volume increased 5.3 percent for the quarter and 0.4 percent for the year compared to fiscal 2003. Tonnage comparisons for the twelve months reflect the strategy implemented at the end of the third quarter of fiscal 2003, when JOTS began scaling back its live turkey production in order to accelerate its reduction of commodity product sales. Fiscal 2004 value-added tonnage represented 54.0 percent of this segment's business, exceeding commodity tonnage for the first time on an annual basis.

Operating profit increased 84.6 percent for the quarter and 91.4 percent for the year compared to fiscal 2003. These gains were largely driven by value-added growth, as well as excellent results in live production and plant operations. Commodity meat and wholebird markets were considerably improved, as compared to fiscal 2003. These favorable conditions were mitigated by higher overall feed costs throughout much of fiscal 2004. Feed prices peaked and started to decline during the fourth quarter of 2004.

Operating results benefited from value-added sales growth. All three channels of value-added turkey sales (retail, foodservice, and deli) showed double-digit growth in the fourth quarter of fiscal 2004. Products reflecting significant increases over the prior year comparable quarter were the *Jennie-O Turkey Store* tray pack line (up 3,642,000 lbs. or 28.2 percent), the *Jennie-O Turkey Store Grand Champion* line (up 882,000 lbs. or 23.5 percent), *Jennie-O Turkey Store* marinated tenderloins (up 903,000 lbs. or 77.3 percent), and *Jennie-O Turkey Store* rotisserie products (up 1,318,000 lbs. or 101.1 percent).

The *Jennie-O Turkey Store* Oven Ready Turkey, a product that goes directly from freezer to oven, was launched in the fourth quarter of fiscal 2004. Fiscal 2004 included net sales of approximately $110,600 attributable to products introduced since 2000.

Specialty Foods: Specialty Foods net sales were up 7.9 percent for the quarter and 48.4 percent for the twelve months compared to fiscal 2003. Operating profit increased 16.7 and 42.7 percent, for the quarter and fiscal year, respectively, compared to fiscal 2003. Sales tonnage increased 34.9 and 75.3 percent for the quarter and twelve months, respectively, compared to fiscal 2003. The acquisitions of the Diamond Crystal Brands (DCB) and Century Foods International (CFI) businesses have increased all twelve month segment measures in fiscal 2004, while the fourth quarter results are comparable to fiscal 2003.

The Hormel HealthLabs sales tonnage for the fourth quarter increased 5.2 percent compared to the prior year, while sales tonnage for the fiscal year increased 1.4 percent compared to fiscal 2003. Product lines showing growth during the quarter include shelf stable supplements (up 179,000 lbs. or 10.2 percent), thickened beverages (up 658,000 lbs. or 8.3 percent), and pureed side dishes (up 104,000 lbs. or 30.6 percent). This growth has been mitigated throughout fiscal 2004 due to additional competition, increased promotional expenses, and rising production costs, including freight, packaging, and milk prices, resulting in decreased operating profits.

Following the DCB and CFI acquisitions, realignment of personnel and product lines within the Specialty Foods segment enabled the company to more efficiently manage and market the segment's portfolio of products to customers. DCB's sugar substitute category showed strong sales growth in the fourth quarter, up 203.0 percent over the comparable quarter of fiscal 2003. Strong results from dessert and hot drink mixes also benefited the segment. The CFI business faced a challenging fourth quarter, including the loss of significant contract business and increased whey protein pricing. These factors, combined with record high dairy markets, resulted in decreased operating profits during fiscal 2004.

All Other: All Other net sales decreased 7.7 percent for the quarter and increased 7.7 percent for the year compared to the comparable fiscal 2003 periods. Operating profit decreased 54.7 and 9.6 percent for the quarter and year, respectively, compared to fiscal 2003. Comparisons for both the quarter and twelve months are impacted by the divestiture of Vista International Packaging, Inc. (Vista) during the third quarter of fiscal 2004.

Hormel Foods International (HFI) experienced strong international demand for commodity pork items throughout fiscal 2004, with export tonnage increasing to 80,100,000 lbs. or up 22.8 percent over fiscal 2003. Volume gains were also seen on the *SPAM* family of products (up 475,000 lbs. or 2.8 percent) and *Stagg* chili (up 436,000 lbs. or 8.4 percent) compared to fiscal 2003. Higher raw material prices offset the benefits of these volume gains, resulting in decreased operating profits. HFI opened a second plant in the Philippines in the fourth quarter of 2004. During the second quarter of fiscal 2004, the company completed the sale of its investment in Campofrio Alimentacion, S.A. The $6,222 pre-tax gain recorded on the sale is excluded from All Other operating profits, and is included in "Net interest and investment income."

Dan's Prize, Inc., the company's marketer and seller of beef products, experienced a strong year with sales tonnage up 1,348,000 lbs. or 7.8 percent over fiscal 2003. Increased margins resulting from favorable pricing strategies also increased the operating profits of this segment during fiscal 2004.

As noted above, the company finalized the sale of the Vista business during the third quarter of fiscal 2004. The $18,063 pre-tax gain recorded on the sale is excluded from All Other operating profits, and is included in "General corporate expense."

Unallocated Income and Expenses: The company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment income for the fourth quarter and year was a net expense of $5,198 and $12,779, respectively, compared to $6,645 and $21,079 for the comparable periods of fiscal 2003. The twelve month decrease in expense compared to fiscal 2003 primarily represents the $6,222 pre-tax gain on the sale of the company's investment in Campofrio Alimentacion, S.A., during the second quarter. Other decreases in fiscal 2004 included reductions in interest expense due to lower debt levels, and increased investment income from market gains on the company's rabbi trust for supplemental executive retirement plans and deferred income plans. The twelve month comparison is also impacted by a $2,314 dividend received from Campofrio during the third quarter of fiscal 2003.

General corporate expense for the fourth quarter and year was $8,374 and $20,400, respectively, compared to $10,315 and $30,363 in fiscal 2003. Twelve month results include a pre-tax gain of $18,063 recorded on the sale of Vista International Packaging, Inc. during the third quarter of fiscal 2004. Fiscal 2004 also includes reductions in postretirement benefits of $1,504 and $3,903 for the quarter and year, respectively, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. (See Note F "Pension and Other Postretirement Health Care Benefits") These decreases offset higher pension and medical costs of approximately $1,700 and $10,100 for the quarter and year, respectively, compared to fiscal 2003. In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for employee stock options and recognized $1,887 in stock option expense related to the entire 2003 fiscal year. The company expensed options throughout fiscal 2004, resulting in stock option expense decreasing approximately $1,300 for the fourth quarter and increasing approximately $900 for the year compared to fiscal 2003. Other factors significantly impacting fiscal 2004 were a decrease in bad debt expenses of $5,244, increased inventory valuation adjustments of $3,507, and an increase in expenses related to the sales reorganization of $6,132.

Related Party Transactions

Certain employees of the company provide administrative services to The Hormel Foundation, which beneficially owns more than five percent of the company's Common Stock, for which The Hormel Foundation reimburses the company for its fully allocated cost for the employee time and expenses.

Liquidity and Capital Resources

Selected financial ratios at the end of fiscal years 2005 and 2004 are as follows:

	2005	2004
Liquidity Ratios		
Current ratio	1.8	2.2
Receivables turnover	18.9	16.9
Days sales in receivables	20.3	21.2
Inventory turnover	9.0	8.8
Days sales in inventory	43.8	43.4
Leverage Ratio		
Long-term debt (including current maturities) to equity	23.0%	27.0%
Operating Ratios		
Pretax profit to net worth	27.2%	27.5%
Pretax profit to total assets	15.1%	14.8%

Cash, cash equivalents, and short-term marketable securities were $169,546 at the end of fiscal year 2005 compared to $288,881 at the end of fiscal year 2004, primarily due to the significant use of cash for investing activities, as discussed below.

During fiscal 2005, cash provided by operating activities was $428,847 compared to $294,730 in 2004. The increase in cash provided by operating activities is primarily due to increased earnings over the prior year and favorable changes in working capital items. Improvements in accounts payable and accrued expense balances, inventory turnover, and days sales in receivables have contributed to the improved working capital.

Cash flow from operating activities provides the company with its principal source of liquidity. The company does not anticipate a significant risk to cash flow from this source in the foreseeable future because the company operates in a relatively stable industry and has strong products across several product lines.

Cash used in investing activities was $380,959 in fiscal year 2005, compared to $90,681 in fiscal year 2004. Acquisitions of businesses/intangibles represent the largest use of cash during fiscal 2005. In the first quarter, the company purchased Farmer John for $209,717, including related costs. Other acquisitions completed in the second quarter, along with the preliminary purchase price including related costs, were Mexican Accent ($47,996), Mark-Lynn ($43,181), and Lloyd's ($50,457). In the fourth quarter, the company also purchased the *Chi-Chi's* trademark rights related to chips and tortillas for $14,490. Significant items in fiscal 2004 impacting the year-to-year comparison are proceeds of $84,249 from the sale of the company's investment in Campofrio Alimentacion, S.A., in the second quarter, and proceeds of $42,525 from the sale of the company's Vista International Packaging, Inc., subsidiary in the third quarter. These proceeds were offset by a $26,841 contribution to the company's defined benefit pension plans in the second quarter of fiscal 2004.

Expenditures on fixed assets in fiscal 2005 were $107,094 compared to $80,363 in the prior year. The increase in 2005 is due primarily to the construction of a plant in Albert Lea, Minnesota, and an expansion at the company's Rochelle, Illinois, facility. For fiscal 2006, the company expects capital expenditures will be approximately $125,000, which exceeds estimated depreciation expense. The increase is due to planned investments in additional value-added production capacity to meet consumer demand.

Cash used in financing activities was $96,723 in fiscal 2005 compared to $122,144 in fiscal 2004. The decrease in cash used in financing activities is due mainly to decreased scheduled principal payments on long-term debt and lower share repurchases from the prior year. During fiscal 2005, the company borrowed $115,000 utilizing existing short-term lines of credit to finance acquisitions and working capital needs during the year. The outstanding short-term debt was repaid by the end of the fourth quarter, and the company did not incur any additional long-term debt during 2005 to finance the acquisitions that were made.

The company paid $69,371 in dividends to shareholders in fiscal 2005 compared to $61,343 in fiscal 2004. The dividend rate was 52 cents per share in 2005, which reflects a 15.6 percent increase over the fiscal 2004 amount. The company has paid dividends for 309 consecutive quarters and expects to continue doing so in the future. The annual dividend for fiscal 2006 will increase to 56 cents per share, representing the company's 40th consecutive annual dividend increase.

Repurchases of common stock were $22,977 in fiscal 2005, compared to $37,525 in the prior year. During the year, the company repurchased 773,036 shares of its common stock at an average price per share of $29.72 under the repurchase plan approved by the company's Board of Directors in October 2002. These repurchases result in a total of 2.4 million shares having been repurchased under this 10 million share repurchase plan through October 30, 2005.

Total debt outstanding at the end of fiscal 2005 was $361,505 compared to $377,270 at the end of the prior year. The company's debt balance primarily represents $350,000 of senior unsecured notes maturing in 2011, and $10,714 of medium-term unsecured notes due in 2006. The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of fiscal 2005, the company was in compliance with all of these debt covenants.

Contractual Obligations and Commercial Commitments

The following table outlines the company's future contractual financial obligations as of October 30, 2005 (for additional information regarding these obligations, see Note E "Long-term Debt and Other Borrowing Arrangements" and Note H "Commitments and Contingencies"):

		Payments Due by Periods			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Purchase obligations:					
Hog and turkey commitments [1]	$3,196,693	$ 831,195	$1,026,810	$605,814	$ 732,874
Grain commitments [1]	29,495	27,867	1,628	–	–
Turkey grow-out contracts [2]	66,625	9,340	12,383	9,555	35,347
Other [3]	95,361	72,238	23,123	–	–
Long-term debt	361,505	11,075	423	7	350,000
Interest payments on long-term debt	116,745	23,987	46,382	46,376	–
Capital expenditures [4]	83,869	83,869	–	–	–
Leases	39,417	11,502	14,734	6,214	6,967
Other long-term liabilities [5]	71,883	8,864	18,200	14,766	30,053
Total Contractual Cash Obligations	$4,061,593	$1,079,937	$1,143,683	$682,732	$1,155,241

[1] In the normal course of business, the company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the company has estimated the purchase commitment using current market prices as of October 30, 2005. The company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 30, 2005, these hedging programs result in a net reduction of $339 in future cash payments associated with the purchase commitments in fiscal 2005, which is not reflected in the table above.

[2] The company also utilizes grow-out contracts with independent farmers to raise turkeys for the company. Under these contracts, the livestock, feed, and other supplies are owned by the company. The farmers provide the required labor and facilities that they either own or sublease from the company, and receive a fee per pound when the turkeys are delivered. As of October 30, 2005, the company had approximately 100 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the company's obligation based on turkeys expected to be delivered from these farmers.

[3] Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1,000, related to the procurement of materials, supplies, and various services. The company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

[4] Amounts presented for capital expenditures represent only the company's current commitments to complete construction in progress at various locations. The company estimates total capital expenditures for fiscal year 2006 to be $125,000.

[5] Other long-term liabilities primarily represent payments under the company's deferred compensation plans and minimum payments required under supply agreements related to the sale of Vista International Packaging, Inc. Minority interest related to the Precept Foods operation is not included in the table above. Also excluded are payments under the company's defined benefit pension and other postretirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note F "Pension and Other Postretirement Health Care Benefits.")

In addition to the commitments set forth in the above table, at October 30, 2005, the company had $61,962 in standby letters of credit issued on behalf of the company. The standby letters of credit are primarily related to the company's self-insured workers' compensation programs and collateral required for an Internal Revenue Service refund, pending audit completion.

The company believes its financial resources, including a five-year revolving credit facility for $200,000 and anticipated funds from operations will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

The company currently provides a revocable standby letter of credit for $1,940 to guarantee obligations that may arise under workers compensation claims of an affiliated party. This potential obligation is not reflected on the company's consolidated statements of financial position.

Forward-Looking Statements

This report contains "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the company's outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts. "Forward-looking" statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. Factors that may affect the operating results of the company are discussed below.

The Private Securities Litigation Reform Act of 1995 ("the Reform Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. The company is filing this cautionary statement in connection with the Reform Act. When used in this Annual Report to Stockholders, in filings by the company with the Securities and Exchange Commission ("the Commission"), in the company's press releases and in oral statements made by the company's representatives, the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project," or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

In connection with the "safe harbor" provisions of the Reform Act, the company is identifying risk factors that could affect financial performance and cause the company's actual results to differ materially from opinions or statements expressed with respect to future periods. The following discussion of risk factors contains certain cautionary statements regarding the company's business, which should be considered by investors and others. The following risk factors should be considered in conjunction with any discussions of operations or results by the company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the company.

In making these statements, the company is not undertaking, and specifically declines to undertake, any obligation to address or update each or any factor in future filings or communications regarding the company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. Though the company has attempted to list comprehensively these important cautionary risk factors, the company wishes to caution investors and others that other factors may in the future prove to be important in affecting the company's business or results of operations.

The company cautions readers not to place undue reliance on forward-looking statements, which represent current views as of the date made. Forward-looking statements are inherently at risk to any changes in the national and worldwide economic environment, which could include, among other things, economic conditions, political developments, currency exchange rates, interest and inflation rates, accounting standards, taxes, and laws and regulations affecting the company and its markets.

Risk Factors

Fluctuations in commodity prices of pork, poultry and feed ingredients could harm the company's earnings. The company's results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry and feed grain as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand over which we have limited or no control.

The live pork industry has recently evolved to very large, vertically integrated, year-round confinement operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. The decrease in the supply of live hogs on the cash spot market could severely diminish the utilization of slaughter facilities and increase the cost of the raw materials they produce. The company uses long-term supply contracts to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long-term. This may result, in the short term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store contracts with turkey growers annually to supplement the turkeys it raises to meet its raw material requirements for whole birds and processed turkey products. Jennie-O Turkey Store results are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts and supply and demand conditions at local, regional, national and worldwide levels. The company attempts to manage some of its short-term exposure to fluctuations in feed prices by purchasing futures contracts.

Outbreaks of disease among livestock and turkey flocks could harm the company's revenues and operating margins. The company is subject to risks associated with the outbreak of disease in pork and beef livestock and turkey flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, and avian influenza (AI). The outbreak of disease could adversely affect the company's supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the company's ability to market and sell products both domestically and internationally.

Market demand for the company's products may fluctuate due to competition from other producers. The company faces competition from producers of other meats and protein sources, especially beef, chicken and fish. The bases on which the company competes include:
- price;
- product quality;
- brand identification;
- breadth of product line;
- customer service.

Demand for the company's products also is affected by competitors' promotional spending and the effectiveness of the company's advertising and marketing programs. The company may be unable to compete successfully on any or all of these bases in the future.

The company's operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:
- food spoilage or food contamination;
- evolving consumer preferences and nutritional and health-related concerns;
- federal, state and local food processing controls;
- consumer product liability claims;
- product tampering;
- the possible unavailability and/or expense of liability insurance.

If one or more of these risks were to materialize, the company's revenues could decrease, costs of doing business could increase, and the company's operating results could be adversely affected.

Deterioration of economic conditions could harm the company's business. The company's business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. If a high pathogenic H5N1 strain of avian influenza developed in the United States, it may negatively impact the national economy and/or the demand for poultry products, and the company's financial results could suffer.

The company's operations are subject to the general risks associated with acquisitions. The company has made several acquisitions in recent years and regularly reviews opportunities for strategic growth through acquisitions. The success of these recent acquisitions and any future acquisitions by the company will depend substantially on its ability to integrate the acquired operations successfully with existing operations. If the company is unable to integrate new operations successfully, financial results and business reputation could suffer. Additional risks associated with acquisitions are the diversion of management's attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, and the inherent risks in entering markets or lines of business in which the company has limited or no prior experience. In addition, acquisitions outside the U.S. may present unique challenges and increase the company's exposure to the risks associated with foreign operations.

The company's operations are subject to the general risks of litigation. The company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving consumers, shareholders or injured persons, and claims relating to labor, employment or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the company's financial results.

Government regulation, present and future, exposes the company to potential sanctions and compliance costs that could adversely affect the company's business. The company's operations are subject to extensive regulation by the U.S. Department of Agriculture, the U.S. Food and Drug Administration and other state and local authorities that oversee food safety standards and the processing, packaging, storage, distribution, advertising and labeling of the company's products. The company's manufacturing facilities and products are subject to constant inspection by federal, state and local authorities. Claims or enforcement proceedings could be brought against the company in the future. Additionally, the company is routinely subject to new or modified laws, regulations, and accounting standards. The company's failure or inability to comply with such requirements could subject the company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions.

The company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations. The company's past and present business operations and ownership and operation of real property are subject to extensive and increasingly stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the company's business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of the company's facilities have been in operation for many years and, over time, the company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the company's present or former properties or manufacturing facilities and/or waste disposal sites could require the company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect the company's financial results.

The company's foreign operations pose additional risks to the company's business. The company operates its business and markets its products internationally. The company's foreign operations are subject to the risks described above, as well as risks related to fluctuations in currency values, foreign currency exchange controls, compliance with foreign laws, and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could adversely affect the company's financial results.

- **Deterioration of labor relations or increases in labor costs could harm the company's business.** The company has approximately 17,600 employees, of which approximately 5,670 are represented by labor unions, principally the United Food and Commercial Workers' Union. A significant increase in labor costs or a deterioration of labor relations at any of the company's facilities that results in work slowdowns or stoppages could harm the company's financial results. Union contracts at the company's Rochelle, Illinois, and Stockton, California, facilities will expire during fiscal 2006, covering 533 and 92 employees, respectively. Negotiations have not yet been initiated at either location.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The company's earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 15 years. Contract formulas are based on hog production costs, hog futures, hog primal values, or industry reported hog markets. Purchased hogs under contract accounted for 69 percent and 67 percent of the total hogs purchased by the company in fiscal years 2005 and 2004, respectively. The company has been actively converting to market-based formulas, in order to better match input costs with customer pricing. Therefore, a hypothetical 10 percent change in the cash market would have had an immaterial effect on the company's results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The company generally hedges these firm commitments by purchasing hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively. The fair value of the company's open futures contracts as of October 30, 2005, was $(492).

The company measures its market risk exposure on its October 30, 2005, hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the company's October 30, 2005, open contracts by $2,371, which in turn would have lowered the company's cost of purchased hogs by a similar amount.

Turkey Markets: The company raises or contracts for live turkeys. Production costs in raising turkeys are subject primarily to fluctuations in feed grain prices, and to a lesser extent fuel costs. To reduce the company's exposure to changes in grain prices, the company utilizes a hedge program to offset the fluctuation in the company's future direct grain purchases. This program utilizes corn and soybean meal futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value of $(1,129), before tax, on the statement of financial position as of October 30, 2005.

The company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the company's October 30, 2005, open grain contracts by $4,099, which in turn would have lowered the company's cost on purchased grain by a similar amount.

Long-Term Debt: A principal market risk affecting the company is the exposure to changes in interest rates on the company's fixed-rate, long-term debt. As of October 30, 2005, fixed-rate debt totaled $361,505 at rates ranging from 6.625 to 8.16 percent. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $9,888. The fair values of the company's long-term debt were estimated using discounted future cash flows based on the company's incremental borrowing rates for similar types of borrowing arrangements.

International: The fair values of certain company assets are subject to fluctuations in foreign currencies. The majority of these assets were eliminated in the second quarter of fiscal 2004 when the company sold its remaining equity interest in the Spanish food company Campofrio Alimentacion, S.A. The company's remaining net asset position in foreign currencies as of October 30, 2005, was $71,720, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of company assets either currently through the consolidated statement of operations, as currency gains/losses, or by affecting other comprehensive income/loss.

The company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the company's primary foreign net asset position, the Philippine peso, as of October 30, 2005. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $3,988 pre-tax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

Report of Management

Management's Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls described to assure that the records reflect the transactions of the company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit, and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered accounting firm, and their report is included herein. The audit was conducted in accordance with the Public Company Accounting Oversight Board (United States) and includes a review of the company's accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management, and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Exchange Act Rules 13a – 15(f). The company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On December 29, 2004, the company acquired Clougherty Packing Company (Farmer John). As permitted by the Securities and Exchange Commission, management excluded the Farmer John operations from its assessment of internal control over financial reporting as of October 30, 2005. Farmer John constituted approximately eight percent of total assets as of October 30, 2005, and seven percent of net sales for the year then ended.

Based on our evaluation under the framework in Internal Control – Integrated Framework, we concluded that our internal control over financial reporting was effective as of October 30, 2005. Our management's assessment of effectiveness of our internal control over financial reporting as of October 30, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Joel W. Johnson
Chairman of the Board
and Chief Executive Officer

Michael J. McCoy
Executive Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited management's assessment, included in the section of the accompanying Report of Management entitled Management's Report on Internal Control over Financial Reporting, that Hormel Foods Corporation maintained effective internal control over financial reporting as of October 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Clougherty Packing Company (Farmer John), which is included in the October 30, 2005, consolidated financial statements of Hormel Foods Corporation and constituted approximately eight percent of total assets at October 30, 2005, and seven percent of net sales for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at Farmer John as permitted by the Securities and Exchange Commission for entities acquired within the latest fiscal year. Our audit of internal control over financial reporting of Hormel Foods Corporation also did not include an evaluation of the internal control over financial reporting of Farmer John.

In our opinion, management's assessment that Hormel Foods Corporation maintained effective internal control over financial reporting as of October 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 30, 2005, and 2004, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of the three fiscal years in the period ended October 30, 2005, and our report dated December 5, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Minneapolis, Minnesota
December 5, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hormel Foods Corporation
Austin, Minnesota

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 30, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' investment, and cash flows for each of three fiscal years in the period ended October 30, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended October 30, 2005 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hormel Foods Corporation's internal control over financial reporting as of October 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 5, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Minneapolis, Minnesota
December 5, 2005

Consolidated Statements of Financial Position

(Dollars In Thousands, Except Per Share Amounts)	October 30, 2005	October 30, 2004
Assets		
Current Assets		
Cash and cash equivalents	$ 131,046	$ 179,881
Short-term marketable securities	38,500	109,000
Accounts receivable	301,001	272,738
Inventories	495,978	425,655
Deferred income taxes	53,868	29,254
Prepaid expenses and other current assets	20,691	12,875
Total Current Assets	1,041,084	1,029,403
Deferred Income Taxes	1,253	0
Goodwill	502,107	417,728
Other Intangibles	139,579	95,214
Net Pension Assets	30,676	67,037
Investments in and Receivables from Affiliates	68,027	55,232
Other Assets	162,004	165,117
Property, Plant and Equipment		
Land	49,281	25,872
Buildings	548,044	455,860
Equipment	1,059,328	948,244
Construction in progress	66,326	44,666
	1,722,979	1,474,642
Less allowance for depreciation	(845,303)	(770,405)
	877,676	704,237
Total Assets	$2,822,406	$2,533,968
Liabilities and Shareholders' Investment		
Current Liabilities		
Accounts payable	$ 255,144	$ 203,563
Accrued expenses	26,270	15,491
Accrued workers compensation	27,619	15,944
Accrued marketing expenses	68,640	71,855
Employee compensation	114,518	94,548
Taxes, other than federal income taxes	11,993	13,569
Dividends payable	17,950	15,673
Federal income taxes	49,963	17,963
Current maturities of long-term debt	11,075	15,760
Total Current Liabilities	583,172	464,366
Long-term Debt – less current maturities	350,430	361,510
Accumulated Postretirement Benefit Obligation	263,663	257,392
Other Long-term Liabilities	50,565	47,128
Deferred Income Taxes	0	4,324
Shareholders' Investment		
Preferred stock, par value $.01 a share – authorized 80,000,000 shares; issued – none		
Common stock, nonvoting, par value $.01 a share – authorized 200,000,000 shares; issued – none		
Common stock, par value $.0586 a share – authorized 400,000,000 shares; issued 137,843,090 shares October 30, 2005; issued 137,875,211 shares October 30, 2004	8,078	8,079
Additional paid-in capital	3,260	0
Accumulated other comprehensive loss	(24,923)	(23,534)
Retained earnings	1,588,161	1,414,703
Total Shareholders' Investment	1,574,576	1,399,248
Total Liabilities and Shareholders' Investment	$2,822,406	$2,533,968

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)	Fiscal Year Ended **October 30, 2005**	October 30, 2004	October 25, 2003
Net sales	$5,413,997	$4,779,875	$4,200,328
Cost of products sold	4,131,389	3,658,870	3,187,175
Gross Profit	1,282,608	1,121,005	1,013,153
Expenses:			
Selling and delivery	691,792	621,694	583,964
Administrative and general	172,242	146,488	124,665
Gain on sale of business	0	(18,063)	0
Total Expenses and Gain on Sale of Business	864,034	750,119	708,629
Equity in earnings of affiliates	5,525	6,458	5,886
Operating Income	424,099	377,344	310,410
Other income and expense:			
Interest and investment income	8,531	14,363	10,785
Interest expense	(27,744)	(27,142)	(31,864)
Earnings Before Income Taxes	404,886	364,565	289,331
Provision for income taxes	151,427	132,902	103,552
Net Earnings	$ 253,459	$ 231,663	$ 185,779
Net Earnings Per Share:			
Basic	$ 1.84	$ 1.67	$ 1.34
Diluted	$ 1.82	$ 1.65	$ 1.33
Weighted Average Shares Outstanding:			
Basic	138,040	138,596	138,440
Diluted	139,577	140,179	139,710

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Investment

(In Thousands, Except Per Share Amounts)	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Investment
	Shares	Amount	Shares	Amount				
Balance at October 26, 2002	138,411	$8,111	0	$ 0	$ 0	$ 1,140,103	$ (32,959)	$ 1,115,255
Comprehensive income								
Net earnings						185,779		185,779
Foreign currency translation							(913)	(913)
Unrealized gain on available-for-sale securities							15,536	15,536
Deferred hedging, net of reclassification adjustment							205	205
Adjustment in minimum pension liability							(7,013)	(7,013)
Comprehensive income								193,594
Purchases of common stock			(279)	(6,119)				(6,119)
Stock option expense					1,887			1,887
Exercise of stock options	185	11	279	6,110	2,195	(2,080)		6,236
Shares retired				9	(9)			0
Cash dividends – $.42 per share						(58,118)		(58,118)
Balance at October 25, 2003	138,596	$8,122	0	$ 0	$ 4,073	$ 1,265,684	$ (25,144)	$ 1,252,735
Comprehensive income								
Net earnings						231,663		231,663
Foreign currency translation							8,776	8,776
Unrealized gain on available-for-sale securities							(4,927)	(4,927)
Deferred hedging, net of reclassification adjustment							(110)	(110)
Adjustment in minimum pension liability							(2,129)	(2,129)
Comprehensive income								233,273
Purchases of common stock			(1,379)	(37,525)				(37,525)
Stock option expense					4,201			4,201
Exercise of stock options	321	18	337	8,645	322			8,985
Shares retired	(1,042)	(61)	1,042	28,880	(8,596)	(20,223)		0
Cash dividends – $.45 per share						(62,421)		(62,421)
Balance at October 30, 2004	137,875	$8,079	0	$ 0	$ 0	$ 1,414,703	$ (23,534)	$ 1,399,248
Comprehensive income								
Net earnings						253,459		253,459
Foreign currency translation							217	217
Unrealized gain on available-for-sale securities								-
Deferred hedging, net of reclassification adjustment							6,806	6,806
Adjustment in minimum pension liability							(8,412)	(8,412)
Comprehensive income								252,070
Purchases of common stock			(773)	(22,977)				(22,977)
Stock option expense					7,159			7,159
Exercise of stock options	688	41	53	1,534	9,149			10,724
Shares retired	(720)	(42)	720	21,443	(13,048)	(8,353)		0
Cash dividends – $.52 per share						(71,648)		(71,648)
Balance at October 30, 2005	137,843	$8,078	0	$ 0	$ 3,260	$1,588,161	$(24,923)	$1,574,576

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	Fiscal Year Ended October 30, 2005	October 30, 2004	October 25, 2003
Operating Activities			
Net earnings	$ 253,459	$ 231,663	$ 185,779
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation	105,774	87,675	83,374
Amortization of intangibles	9,415	7,070	4,646
Equity in earnings of affiliates	(5,797)	(5,884)	(5,000)
Provision for deferred income taxes	(30,834)	(15,654)	(4,592)
Loss (gain) on property/equipment sales and plant facilities	149	(432)	2,519
Gain on sales of business and investment	0	(24,285)	0
Changes in operating assets and liabilities, net of acquisitions:			
Decrease (increase) in accounts receivable	6,463	14,803	(10,636)
Increase in inventories, prepaid expenses, and other current assets	(13,340)	(28,964)	(24,303)
Increase in accounts payable and accrued expenses	96,399	23,772	17,697
Other	7,159	4,966	3,766
Net Cash Provided by Operating Activities	428,847	294,730	253,250
Investing Activities			
Sale of held-to-maturity securities	188,800	86,470	275,941
Purchase of held-to-maturity securities	(118,300)	(195,600)	(116,291)
Acquisitions of businesses/intangibles	(366,496)	(21,452)	(240,970)
Purchases of property/equipment	(107,094)	(80,363)	(67,104)
Proceeds from sales of property/equipment	2,938	2,903	5,085
Proceeds from sales of business and investment	0	126,774	0
Decrease (increase) in investments, equity in affiliates, net pension assets, and other assets	18,418	(9,413)	(91,291)
Dividends from affiliates	775	0	0
Net Cash Used in Investing Activities	(380,959)	(90,681)	(234,630)
Financing Activities			
Proceeds from short-term debt	115,000	0	60,000
Principal payments on short-term debt	(115,000)	0	(60,000)
Proceeds from long-term debt	0	0	42
Principal payments on long-term debt	(15,765)	(32,298)	(13,942)
Dividends paid on common stock	(69,371)	(61,343)	(57,092)
Share repurchase	(22,977)	(37,525)	(6,119)
Other	11,390	9,022	6,554
Net Cash Used in Financing Activities	(96,723)	(122,144)	(70,557)
(Decrease) Increase in Cash and Cash Equivalents	(48,835)	81,905	(51,937)
Cash and cash equivalents at beginning of year	179,881	97,976	149,913
Cash and Cash Equivalents at End of Year	$ 131,046	$ 179,881	$ 97,976

See notes to consolidated financial statements.

Note A

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation and all of its majority-owned subsidiaries after elimination of all material intercompany accounts, transactions, and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation and to conform with recent accounting pronouncements and guidance. The reclassifications had no impact on net earnings as previously reported. During fiscal 2005, the company reclassified certain auction rate securities from cash equivalents to short-term marketable securities on the consolidated statements of financial position and cash flows.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The company's fiscal year ends on the last Sunday in October. Fiscal year 2005 consisted of 52 weeks, fiscal year 2004 consisted of 53 weeks, and fiscal year 2003 consisted of 52 weeks.

Cash and Cash Equivalents and Short-term Marketable Securities: The company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The company classifies investments with an original maturity of more than three months on their acquisition date as short-term marketable securities. Short-term marketable securities consist primarily of auction rate securities. The company's auction rate securities generally have long-term stated maturities of 20 to 30 years, but have characteristics of short-term investments due to a rate-setting mechanism and the ability to liquidate them through a Dutch auction process that occurs on pre-determined intervals of less than 90 days. The company has classified its auction rate securities as available-for-sale investments and has not recorded any unrealized gains or losses associated with the investments as the adjusted fair value equaled the adjusted cost on October 30, 2005, and October 30, 2004, respectively.

Inventories: Inventories are stated at the lower of cost or market. Livestock and the materials portion of products are valued on the first-in, first-out method with the exception of the materials portion of turkey products that are valued on the last-in, first-out method. Substantially all inventoriable expenses, packages, and supplies are valued by the last-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The company generally uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

Software development and implementation costs are expensed until the company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all direct, external implementation costs, and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

Goodwill and Intangibles: Goodwill and other intangibles are originally recorded at their estimated fair values at date of acquisition, and are allocated to reporting units that will receive the related sales and income. The company's current reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). Goodwill and indefinite-lived intangibles are tested annually for impairment, or more frequently if impairment indicators arise. Definite-lived intangibles are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test long-lived assets for impairment.

Impairment of Long-lived Assets: The company reviews long-lived assets and definite-lived intangibles for impairment annually or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the statements of financial position date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of accumulated other comprehensive loss in shareholders' investment.

When calculating foreign currency translation, the company deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss are as follows:

(In Thousands)	Foreign Currency Translation	Minimum Pension Liability	Unrealized Gain (Loss) on Available-for-Sale Securities	Deferred Gain (Loss) – Hedging	Accumulated Other Comprehensive Loss
Balance at October 26, 2002	$(13,086)	$ (6,681)	$(10,609)	$(2,583)	$(32,959)
Unrecognized (losses) gains	(913)	(11,142)	19,036	(4,954)	2,027
Reclassification into net earnings				3,759	3,759
Tax effect		4,129	(3,500)	1,400	2,029
Net of tax amount	(913)	(7,013)	15,536	205	7,815
Balance at October 25, 2003	(13,999)	(13,694)	4,927	(2,378)	(25,144)
Unrecognized gains (losses)	8,776	(4,131)	(4,927)	(6,260)	(6,542)
Reclassification into net earnings				6,035	6,035
Tax effect		2,002		115	2,117
Net of tax amount	8,776	(2,129)	(4,927)	(110)	1,610
Balance at October 30, 2004	$ (5,223)	$(15,823)	$ 0	$(2,488)	$(23,534)
Unrecognized gains (losses)	217	(12,882)		10,433	(2,232)
Reclassification into net earnings				492	492
Tax effect		4,470		(4,119)	351
Net of tax amount	217	(8,412)		6,806	(1,389)
Balance at October 30, 2005	**$ (5,006)**	**$(24,235)**	**$ 0**	**$ 4,318**	**$(24,923)**

Derivatives and Hedging Activity: The company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the consolidated statements of financial position within prepaid expenses and other current assets. Additional information on hedging activities is presented in Note J.

Equity Method Investments: The company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent. The company accounts for such investments under the equity method of accounting, and its underlying share of each investee's equity is reported in the consolidated statements of financial position as part of investments in affiliates. The only material equity method investment is a 40 percent ownership interest in a Philippines joint venture, Purefoods-Hormel Company, which has a book value of $39.9 million at October 30, 2005. This investment is included in the All Other segment for purposes of measuring segment assets and profits.

The company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the company will record a charge in "equity in earnings of affiliates." The company's equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the company's private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates. The company did not record an impairment charge on any of its equity investments in fiscal years 2005, 2004, or 2003.

At the end of the third quarter of fiscal 2002, the company changed from the equity method to the cost method of accounting for its investment in Campofrio Alimentacion, S.A., a publicly traded company in Spain, because its ownership level was reduced below 20%. This investment was sold in fiscal 2004 for a pre-tax gain of $6.2 million. As of October 25, 2003, the investment had been recorded at a market value of $86.4 million with unrealized gains of $4.9 million, net of tax, reflected in accumulated other comprehensive loss.

Revenue Recognition: The company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectibility that is reasonably assured.

The company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered.

Promotional contracts and voluntary promotions are performed by customers to promote the company's products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts and voluntary promotions in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Voluntary performance accruals are based on the historical spend rates by product lines. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples and market research. Advertising costs for fiscal years 2005, 2004, and 2003 were $87.3 million, $78.2 million, and $83.5 million, respectively.

Shipping and Handling Costs: Shipping and handling costs are recorded as selling and delivery expenses. Shipping and handling costs for fiscal years 2005, 2004, and 2003 were $372.0 million, $317.0 million, and $284.2 million, respectively.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in administrative and general expenses. Research and development expenses incurred for fiscal years 2005, 2004, and 2003 were $17.6 million, $15.9 million, and $13.2 million, respectively.

Income Taxes: The company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

Employee Stock Options: In the fourth quarter of fiscal 2003, the company adopted the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." The company has elected to use the prospective method to recognize stock-based compensation expense. For options subject to graded vesting, the company recognizes stock-based compensation expense ratably over the vesting period. Accordingly, the company has continued to use the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options granted prior to fiscal year 2003. Under the intrinsic value method, no compensation expense was recognized in years prior to fiscal 2003 because options were granted at current market prices.

In accordance with the provisions of SFAS No. 123 (revised 2004), the company will begin expensing stock-based compensation using the modified prospective method in the first quarter of fiscal 2006. In the first quarter, the company will also recognize additional expense related to stock options held by employees who have retired or are retirement eligible. The company projects that stock-based compensation expense will be $.05 per diluted share in the first quarter of fiscal 2006 (including $.04 per diluted share related to adoption of SFAS 123R), and will be comparable to fiscal 2005 amounts in subsequent quarters.

Pro forma amounts if the company had used the fair value method in accounting for all employee stock options are as follows:

	Year Ended		
(In Thousands)	**October 30, 2005**	October 30, 2004	October 25, 2003
Net earnings, as reported	**$253,459**	$231,663	$185,779
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	**4,391**	2,568	1,188
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	**(5,752)**	(4,821)	(4,437)
Pro forma net earnings	**$252,098**	$229,410	$182,530
Earnings per share:			
Basic – as reported	**$ 1.84**	$ 1.67	$ 1.34
Basic – pro forma	**$ 1.83**	$ 1.66	$ 1.32
Diluted – as reported	**$ 1.82**	$ 1.65	$ 1.33
Diluted – pro forma	**$ 1.81**	$ 1.64	$ 1.31

Earnings Per Share: Basic earnings per share are computed using the weighted-average common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after adjusting for potential common shares from stock options. For all years presented, the reported net earnings were used when computing basic and diluted earnings per share. A reconciliation of the shares used in the computation is as follows:

(In Thousands)	**2005**	2004	2003
Basic weighted-average shares outstanding	**138,040**	138,596	138,440
Dilutive potential common shares	**1,537**	1,583	1,270
Diluted weighted-average shares outstanding	**139,577**	140,179	139,710

Accounting Changes and Recent Accounting Pronouncements: In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." The pronouncement requires that all voluntary changes in accounting principle be reported by retrospectively applying the principle to all prior periods that are presented in the financial statements. The statement is effective for fiscal years beginning after December 15, 2005, and the company is currently evaluating the effects of adopting this guidance.

In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 to provide supplemental guidance in adopting SFAS No. 123 (revised 2004). The bulletin provides guidance in accounting for share-based transactions with non-employees, valuation methods, the classification of compensation expense, accounting for the income tax effects of share-based payments, and disclosures in Management's Discussion and Analysis subsequent to the adoption of SFAS No. 123 (revised 2004). The company is evaluating this guidance in conjunction with the adoption of SFAS No. 123 (revised 2004) and does not expect the bulletin will have a material impact on the company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which amends SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." The statement requires that entities measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, as calculated using an accepted valuation model. In addition, the statement rescinds the use of the prospective transition model for expensing employee stock options. Pursuant to the SEC guidance in SAB 107, the company will adopt the provisions of this statement in the first quarter of fiscal 2006. Adoption of the statement is projected to result in a charge of $.04 per diluted share in the first quarter.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." The statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement was effective for fiscal periods beginning after June 15, 2005, and adoption has not had a material impact on the company's results of operations or financial position.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." The statement requires that idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as a current-period charge to earnings. Previous guidance mandated that these costs be charged to earnings on a current basis only under certain circumstances. The statement is effective for annual periods beginning after June 15, 2005, and adoption is not expected to have a material impact on the company's results of operations or financial position.

Note B

Acquisitions and Divestitures

On December 29, 2004, the company purchased all of the outstanding stock of Clougherty Packing Company (Clougherty), for $209.7 million in cash, including related costs. Clougherty was a privately held Southern California pork processor and is the maker of the *Farmer John* brand of pork products popular throughout the southwestern United States. The acquisition strengthens the company's presence in that geographic area and complements many of the company's existing product families. Clougherty was reorganized into Clougherty Packing, LLC (Farmer John) after acquisition. Farmer John's operating results are reported in the Refrigerated Foods segment. Allocation of the purchase price, including related costs, is presented in the table below. The allocation will be finalized during the first quarter of fiscal 2006.

(In Thousands)	
Current assets	$ 67,778
Goodwill	7,628
Other intangibles	21,400
Other assets	50
Property, plant, and equipment	139,585
Current liabilities	(26,724)
Purchase price (including related costs)	$209,717

On January 31, 2005, the company acquired privately held Arriba Foods, Inc. (a/k/a Mexican Accent), for $48.0 million in cash, including related costs. Based in New Berlin, Wisconsin, Mexican Accent manufactures and distributes a wide variety of premium Mexican flour tortillas, corn tortillas, salsas, seasonings, and tortilla chips for retail markets and the food-service industry. These products are marketed under the *Manny's*, *Gringo Pete's*, and *Mexican Accent* brands to strengthen the company's presence in the ethnic products category. Mexican Accent's operating results are reported in the Grocery Products segment.

On March 30, 2005, the company acquired privately held Mark-Lynn Foods Inc. (Mark-Lynn) of Bremen, Georgia, for $43.2 million in cash, including related costs. Mark-Lynn manufactures and distributes a wide array of food products including salt and pepper packets, ketchup, mustard, sauces and salad dressings, creamers, sugar packets, jellies, desserts, and drink mixes. Mark-Lynn is managed by the Diamond Crystal Brands business unit and enhances the company's foodservice focus within the Specialty Foods segment.

On April 4, 2005, the company completed the acquisition of Lloyd's Barbecue Company (Lloyd's), for $50.5 million in cash, including related costs. Lloyd's has manufacturing operations in St. Paul, Minnesota, and offers a full range of barbeque products including original shredded pork, chicken and beef tubs, honey hickory shredded pork and chicken, barbeque pork spareribs, beef backribs, and pork babyback ribs, all under the *Lloyd's* brand name. Lloyd's products complement the company's existing offerings within the Refrigerated Foods segment, and enhance market share, particularly in the retail refrigerated entrée category.

Effective June 30, 2004, the company completed the sale of Vista International Packaging, Inc., the company's food packaging subsidiary. The company recorded an $18.1 million pre-tax gain ($11.5 million after tax, or $.08 per share) in the third quarter of fiscal 2004 related to the sale.

On October 18, 2004, the company purchased the assets of Concept Foods, Inc. (Concept) for $17.1 million in cash. Concept, located in Alma, Kansas, was renamed Alma Foods upon acquisition. Alma Foods manufactures a wide variety of refrigerated entrées for the Refrigerated Foods segment.

On December 30, 2002, the company purchased 100 percent of the outstanding stock of the Imperial Sugar Company subsidiaries operating the Diamond Crystal Brands (DCB) business for $124.5 million in cash, including related costs. DCB, headquartered in Savannah, Georgia, packages and sells various sugar, sugar substitute, salt and pepper products, savory products, drink mixes, and dessert mixes to retail and foodservice customers. DCB's operating results are reported in the Specialty Foods segment.

On July 31, 2003, the company purchased the assets of Century Foods International (CFI) for $118.6 million in cash, including related costs. CFI, located in Sparta, Wisconsin, manufactures nutritional products, dairy proteins and blends, and cheese products. CFI's operating results are also included in the Specialty Foods segment.

Operating results for each acquisition above are included in the company's consolidated statements of operations from the date of acquisition. Pro forma results of operations are not presented, as no acquisitions in 2005, 2004, or 2003 were considered material, individually or in the aggregate, to the consolidated company.

Note C

Inventories

Principal components of inventories are:

(In Thousands)	**October 30, 2005**	October 30, 2004
Finished products	**$284,341**	$258,941
Raw materials and work-in-process	**147,968**	126,139
Materials and supplies	**102,263**	77,329
LIFO reserve	**(38,594)**	(36,754)
Total	**$495,978**	$425,655

Inventoriable expenses, packages and supplies, and turkey products, collectively amounting to approximately $85.7 million at October 30, 2005, and $85.5 million at October 30, 2004, are stated at cost determined by the last-in, first-out method and are $38.6 million and $36.8 million lower in the respective years than such inventories determined under the first-in, first-out method.

Note D

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the fiscal years ended October 30, 2005, and October 30, 2004, are presented in the table below. The purchase adjustments in fiscal year 2004 relate to finalizing the purchase accounting for the acquisitions of Diamond Crystal Brands and Century Foods International. The amounts presented for goodwill acquired in fiscal year 2005 reflect the acquisitions of Farmer John, Mexican Accent, Mark-Lynn, and Lloyd's. The purchase adjustments in fiscal year 2005 also relate to the purchase accounting for those acquisitions.

(In Thousands)	Grocery Products	Refrigerated Foods	Jennie-O Turkey Store	Specialty Foods	All Other	Total
Balance as of October 25, 2003	$ 40,564	$ 5,224	$ 203,214	$ 162,904	$ 2,352	$ 414,258
Purchase adjustments	0	0	0	3,470	0	3,470
Balance as of October 30, 2004	40,564	5,224	203,214	166,374	2,352	417,728
Goodwill acquired	35,598	41,753	0	26,372	0	103,723
Purchase adjustments	3,259	(21,097)	0	(1,506)	0	(19,344)
Balance as of October 30, 2005	**$79,421**	**$25,880**	**$203,214**	**$191,240**	**$2,352**	**$502,107**

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below. The increase in fiscal year 2005 primarily represents intangible assets acquired from Farmer John ($8.5 million), Mexican Accent ($3.8 million), Mark-Lynn ($2.1 million), and Lloyd's ($5.0 million).

	October 30, 2005			October 30, 2004		
(In Thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Weighted Average Life (In Years)**	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life (In Years)
Formulas & recipes	**$20,075**	**(6,402)**	**8.4**	$14,025	(4,041)	7.7
Non-compete covenants	**15,320**	**(7,532)**	**4.8**	12,740	(4,511)	5.0
Customer lists/relationships	**12,260**	**(2,004)**	**11.2**	5,420	(870)	8.6
Proprietary software & technology	**10,920**	**(2,106)**	**10.4**	8,970	(1,076)	11.6
Distribution network	**3,700**	**(933)**	**10.0**	3,100	(572)	10.0
Purchase & supply agreements	**3,090**	**(1,914)**	**2.9**	2,210	(1,272)	3.1
Other intangibles	**3,352**	**(1,972)**	**4.8**	3,252	(1,455)	4.9
Total	**$68,717**	**(22,863)**	**8.1**	$49,717	(13,797)	7.6

Amortization expense for the fiscal years ended October 30, 2005, and October 30, 2004, was $9.4 million and $7.1 million, respectively.

Estimated annual amortization expense for the five fiscal years after October 30, 2005, is as follows:

(In Thousands)	
2006	$9,641
2007	8,896
2008	5,968
2009	4,306
2010	3,484

The carrying amounts for indefinite-lived intangible assets are presented below. The increase in fiscal year 2005 represents trademarks and other intangible assets acquired from Farmer John ($12.9 million), Mexican Accent ($2.3 million), Mark-Lynn ($0.3 million), and Lloyd's ($4.5 million). During the fourth quarter, the company also purchased the *Chi-Chi's* trademark rights related to chips and tortillas for $14.4 million.

(In Thousands)	**October 30, 2005**	October 30, 2004
Brand/tradename/trademarks	**$85,741**	$59,110
Other intangibles	**7,984**	184
Total	**$93,725**	$59,294

During the fourth quarter of fiscal 2005, 2004, and 2003, the company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no adjustment required.

Note E

Long-term Debt and Other Borrowing Arrangements

Long-term debt consists of:

(In Thousands)	**October 30, 2005**	October 30, 2004
Senior unsecured notes, with interest at 6.625%, payable semi-annually; due 2011	**$350,000**	$350,000
Medium-term unsecured notes, with interest at 7.35%, principal and interest due annually through 2006	**10,714**	21,429
Industrial revenue bonds with variable interest rates; paid in 2005	**0**	4,700
Other	**791**	1,141
	361,505	377,270
Less current maturities	**11,075**	15,760
Total	**$350,430**	$361,510

As of October 30, 2005, the company has unused lines of credit of $200.0 million which bear interest at variable rates below prime. A fixed fee is paid for the availability of these credit lines which expire in 2010.

The company is required, by certain covenants in its debt agreements, to maintain specified levels of financial ratios and balance sheet position. At the end of the current fiscal year, the company was in compliance with all of these covenants.

Aggregate annual maturities of long-term debt for the five fiscal years after October 30, 2005, are as follows:

(In Thousands)	
2006	$11,075
2007	365
2008	58
2009	7
2010	0

Total interest paid during fiscal 2005, 2004, and 2003, was $27.9 million, $27.1 million, and $32.5 million, respectively. Based on borrowing rates currently available to the company for long-term financing with similar terms and average maturities, the fair value of long-term debt, including current maturities, utilizing discounted cash flows, is $387.2 million.

Note F

Pension and Other Postretirement Health Care Benefits

The company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the company's defined contribution benefit plans in 2005, 2004, and 2003 were $21.2 million, $18.7 million, and $17.0 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service while plan benefits covering salaried employees are based on final average compensation. No plan amendments were enacted in 2005 that materially affected the company's defined benefit pension plans. As part of the company's sales reorganization that took place in fiscal 2004, the company offered early retirement packages to certain employees. The acceptance of these offers resulted in an increase to the benefit obligation and recognition of a one-time charge of $1.9 million. The company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-14 years, and actuarial gains and losses are subject to amortization over similar periods.

Certain groups of employees are eligible for postretirement health or welfare benefits. Eligible employees who retired prior to January 1, 1987, receive the company-sponsored medical and life insurance benefits that were in effect when they retired. The medical plan for eligible employees who retired after January 1, 1987, is automatically modified to incorporate plan benefit and plan provision changes whenever they are made to the active employee plan. Contribution requirements for this group of retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive postretirement medical coverage but must pay the full cost of the coverage. During fiscal year 2004, the company incurred a one-time charge of $0.9 million for health care benefits offered as a result of the sales reorganization discussed above. The company also implemented a disease management program and increased the plan deductibles paid by post-1987 union retirees which reduced the benefit obligation by $4.4 million in 2004. Any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 10-18 years, and actuarial gains and losses are subject to amortization over similar periods.

In fiscal 2004, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) resulted in a reduction of the company's accumulated postretirement benefit obligation (APBO) of $41.5 million, which represents an actuarial gain that is being amortized over future service periods. Because the Retiree Health Care Payment Program uses cost of coverage to determine retiree contribution amounts, the company used the anticipated subsidy payments from the Act to reduce the cost of coverage and, ultimately, the contributions of retirees. This resulted in an increase to the accumulated benefit obligation in 2005 of $15.6 million which represents an actuarial loss that will be subject to amortization over future service periods.

The annual measurement date used to determine pension and other postretirement benefit amounts is August 1.

The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets:

	Pension Benefits		Other Benefits	
(In Thousands)	**2005**	2004	**2005**	2004
Change in Benefit Obligation:				
Benefit obligation at beginning of year	**$656,280**	$614,013	**$371,520**	$363,875
Service cost	**19,239**	16,998	**3,223**	3,070
Interest cost	**40,278**	38,711	**22,417**	21,199
Plan amendment		1,858		(4,398)
Actuarial loss	**94,237**	24,662	**38,507**	16,717
Benefits paid	**(37,018)**	(39,962)	**(29,591)**	(28,943)
Benefit obligation at end of year	**$773,016**	$656,280	**$406,076**	$371,520

(In Thousands)	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 597,014	$522,227		
Actual return on plan assets	76,572	80,608		
Employer contributions	2,947	34,141		
Benefits paid	(37,018)	(39,962)		
Fair value of plan assets at end of year	639,515	597,014		
Funded status	(133,501)	(59,266)	(406,076)	(371,520)
Unrecognized actuarial loss	197,097	145,434	71,795	37,131
Unrecognized prior service cost	5,464	6,374	63,257	68,911
Benefit payments subsequent to measurement date	387	383	7,361	8,086
Net amount recognized	$ 69,447	$ 92,925	$(263,663)	$(257,392)

Amounts recognized in the consolidated statements of financial position as of October 30, 2005, and October 30, 2004, were as follows:

(In Thousands)	Pension Benefits 2005	Pension Benefits 2004	Other Benefits 2005	Other Benefits 2004
Prepaid benefit cost	$ 149,422	$ 155,239		
Accrued benefit liability	(119,133)	(88,585)	$(271,024)	$(265,478)
Accumulated other comprehensive loss	38,771	25,888		
Benefit payments subsequent to measurement date	387	383	7,361	8,086
Net amount recognized	$ 69,447	$ 92,925	$(263,663)	$(257,392)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $145.5 million, $118.2 million and $1.5 million, respectively, as of October 30, 2005, and $101.8 million, $89.5 million, and $1.1 million, respectively, as of October 30, 2004.

Net periodic cost of defined benefit plans included the following:

(In Thousands)	Pension Benefits 2005	Pension Benefits 2004	Pension Benefits 2003	Other Benefits 2005	Other Benefits 2004	Other Benefits 2003
Service cost	$ 19,239	$ 16,998	$ 12,902	$ 3,223	$ 3,070	$ 2,387
Interest cost	40,278	38,711	35,632	22,417	21,199	22,341
Expected return on plan assets	(47,750)	(40,468)	(40,783)			
Amortization of transition obligation		(213)	752			
Amortization of prior service cost	910	924	977	5,654	5,654	2,418
Recognized actuarial loss	13,752	10,058	4,165	3,843	116	2,532
Early retirement charge		1,858			867	
Net periodic cost	$ 26,429	$ 27,868	$ 13,645	$35,137	$30,906	$29,678

Assumptions used to determine benefit obligations are as follows:

	2005	2004
Discount rate	5.50%	6.25%
Rate of future compensation increase	5.00%	5.00%

Assumptions used to determine net periodic benefit costs are as follows:

	2005	2004	2003
Discount rate	6.25%	6.50%	7.00%
Rate of future compensation increase	5.00%	5.00%	5.00%
Expected long-term return on plan assets	8.25%	7.90%	8.60%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate is assumed to decrease by 1% per year to 5% for 2010, and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In Thousands)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 2,468	$ (1,831)
Effect on the postretirement benefit obligation	43,220	(30,600)

The actual and target weighted-average asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

	2005		2004	
Asset Category	**Actual**	**Target**	Actual	Target
Equity Securities	**70%**	**65-75%**	68%	65-75%
Fixed Income	**30%**	**25-35%**	31%	25-35%
Other	**0%**	**0%**	1%	0%

Target allocations are established in consultation with outside advisors through the use of asset-liability modeling to attempt to match the duration of the plan assets with the duration of the company's projected benefit liability. The asset allocation strategy attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans.

As of the 2005 valuation date, plan assets included 2.3 million shares of common stock of the company having a market value of $72.2 million (11% of total plan assets). Dividends paid during the year on shares held by the plan were $1.3 million. In 2004, plan assets included 3.2 million shares of common stock of the company having a market value of $95.9 million (16% of total plan assets).

The company made a discretionary contribution of $26.8 million to the company's defined benefit pension plans in April 2004. At this time the company does not anticipate making any discretionary contributions to fund the pension or other postretirement benefit plans during fiscal year 2006. The company expects to make contributions of $61.4 million during 2006 that represent benefit payments for unfunded plans.

Benefits currently expected to be paid over the next ten fiscal years are as follows:

(In Thousands)	Pension Benefits	Other Benefits
2006	$ 71,046	$ 25,454
2007	36,932	26,424
2008	37,293	26,839
2009	40,863	26,963
2010	41,168	27,137
2011 and later	217,248	132,733

Note G

Income Taxes

The components of the provision for income taxes are as follows:

(In Thousands)	**2005**	2004	2003
Current:			
U.S. Federal	**$165,016**	$133,882	$ 97,855
State	**14,139**	13,794	8,908
Foreign	**3,106**	880	1,381
Total current	**182,261**	148,556	108,144
Deferred:			
U.S. Federal	**(32,017)**	(12,931)	(4,533)
State	**1,183**	(2,753)	(59)
Total deferred	**(30,834)**	(15,654)	(4,592)
Total provision for income taxes	**$151,427**	$132,902	$103,552

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $55.1 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(In Thousands)	**October 30, 2005**	October 30, 2004
Deferred tax liabilities:		
Tax over book depreciation	**$(67,147)**	$(53,985)
Prepaid pension	**(55,627)**	(60,306)
Book/tax basis difference from acquisition	**(33,317)**	(35,227)
Other, net	**(36,326)**	(35,766)
Deferred tax assets:		
Postretirement benefits	**102,398**	100,064
Pension accrual	**16,790**	15,889
Deferred compensation	**16,262**	13,825
Supplemental pension accrual	**13,487**	9,902
Insurance accruals	**12,831**	6,062
Book/tax inventory valuation allowance	**11,501**	6,898
Vacation accrual	**10,799**	6,182
Other, net	**63,470**	51,392
Net deferred tax assets	**$ 55,121**	$ 24,930

Reconciliation of the statutory federal income tax rate to the company's effective tax rate is as follows:

	2005	2004	2003
U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes on income, net of federal tax benefit	**2.5**	2.0	2.0
All other, net	**(0.1)**	(0.5)	(1.2)
Effective tax rate	**37.4%**	36.5%	35.8%

In fiscal 2004, the company received a $9.0 million cash distribution from a foreign subsidiary under the provisions of the American Job Creation Act. The provisions of the Act provide for a one-time repatriation of foreign earnings of an affiliate at a net 5.25% tax rate if the earnings are repatriated under a Qualified Domestic Reinvestment Plan.

U.S. income taxes have not been provided on remaining undistributed earnings of foreign subsidiaries, which were approximately $29.3 million as of October 30, 2005. The company has reinvested such earnings overseas in foreign operations indefinitely and expects that future earnings will also be reinvested overseas indefinitely.

Total income taxes paid during fiscal 2005, 2004, and 2003 were $136.8 million, $138.8 million, and $76.4 million, respectively.

Note H

Commitments and Contingencies

The company currently provides a revocable $1.9 million standby letter of credit for obligations of an affiliated party that may arise under worker compensation claims. This potential obligation is not reflected in the company's consolidated statements of financial position.

In order to ensure a steady supply of hogs and turkeys and to keep the cost of products stable, the company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods of up to 15 years. Under these contracts, the company is committed at October 30, 2005, to purchase hogs and turkeys, assuming current price levels, as follows:

(In Thousands)

2006	$ 831,195
2007	602,986
2008	423,824
2009	345,036
2010	260,778
Later years	732,874
Total	$3,196,693

Purchases under these contracts for fiscal 2005, 2004, and 2003 were $827.1 million, $749.3 million, and $686.8 million, respectively.

The company has noncancelable operating lease commitments on facilities and equipment at October 30, 2005, as follows:

(In Thousands)

2006	$11,399
2007	9,144
2008	5,590
2009	3,499
2010	2,715
Later years	6,967
Total	$39,314

The company expensed $23.0 million, $20.0 million, and $21.5 million for rent in fiscal 2005, 2004, and 2003, respectively.

The company has commitments to expend approximately $83.9 million to complete construction in progress at various locations as of October 30, 2005.

As a condition to the sale of Vista International Packaging, Inc., the company has contracted to continue purchasing specified amounts of packaging materials over the next seven years. The contracted amounts approximate historical purchases of those items, and result in a maximum obligation of $30.8 million if those purchasing levels are not attained.

The company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the company's results of operations, financial condition, or liquidity.

Note I

Stock Options

The company has stock option plans for employees and non-employee directors. The company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options vest over periods ranging from six months to four years and expire ten years after the date of the grant.

In fiscal 2005, the company also granted 63,500 shares of restricted stock with a fair market value of $31.50 per share to employees and non-employee directors. The restricted stock vests after five years or upon retirement.

Following is a summary of stock option activity:

(In Thousands, Except Per Share Data)	Shares	Weighted-average Option Price
Balance October 26, 2002	7,364	$16.41
Granted	1,190	22.36
Exercised	(783)	12.18
Forfeitures	(16)	22.60
Balance October 25, 2003	7,755	17.74
Granted	1,314	26.93
Exercised	(1,088)	12.13
Forfeitures	(14)	24.58
Balance October 30, 2004	7,967	20.01
Granted	1,510	30.10
Exercised	(1,087)	12.81
Forfeitures	(9)	25.80
Balance October 30, 2005	**8,381**	**$22.75**

Options exercisable are as follows:

(In Thousands, Except Per Share Data)	Shares	Weighted-average Option Price
October 25, 2003	5,124	$15.38
October 30, 2004	5,068	17.37
October 30, 2005	**5,131**	**$19.75**

Exercise prices and remaining contractual lives for options outstanding and exercisable at October 30, 2005, are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares (In Thousands)	Weighted-average Remaining Contractual Life (In Years)	Weighted-average Exercise Price	Shares (In Thousands)	Weighted-average Exercise Price
$11.94 - $17.69	2,521	3.37	$16.08	2,521	$16.08
19.25 - 26.97	4,351	6.62	24.07	2,574	23.18
30.07 - 31.50	1,509	9.01	30.10	36	31.50
Balance	**8,381**	**6.07**	**$22.75**	**5,131**	**$19.75**

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," assuming the company accounted for all its employee stock options using the fair value method and is presented in Note A. The fair value of options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-Free Interest Rate	**4.1%**	3.9%	3.9%
Stock Price Volatility	**22.0%**	24.4%	25.8%
Dividend Yield	**1.7%**	1.8%	1.8%
Expected Option Life	**8 years**	7 years	7 years
Fair Value of Options Granted	**$8.35**	$7.31	$6.27

The number of shares available for future grants, in thousands, was 2,045 at October 30, 2005, 3,610 at October 23, 2004, and 4,796 at October 25, 2003.

Note J

Derivatives and Hedging

The company uses hedging programs to manage price risk associated with commodity purchases and foreign currency transactions. These programs utilize futures contracts and swaps to manage the company's exposure to price fluctuations in the commodities markets and fluctuations in foreign currencies.

Cash Flow Hedge: The company from time to time utilizes corn and soybean meal futures to offset the price fluctuation in the company's future direct grain purchases. The company has entered into various NYMEX-based swaps to hedge the purchase of natural gas at certain plant locations. The company also utilizes currency futures contracts to reduce its exposure to fluctuations in foreign currencies related to the receipt of royalties that are computed in British pounds. The financial instruments are designated and accounted for as cash flow hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedges to be highly effective. In 2005, the company recorded an immaterial amount of ineffectiveness to earnings. Effective gains or losses related to these cash flow hedges are reported as other comprehensive income (loss) and reclassified into earnings, through cost of products sold (commodity positions) or net sales (currency futures), in the period or periods in which the hedged transactions affect earnings. The company typically does not hedge its grain and currency exposure beyond 12 months and its natural gas exposure beyond 36 months.

As of October 30, 2005, the company has included in accumulated other comprehensive loss hedging gains of $4.3 million (net of tax) relating to its positions. The company expects to recognize the majority of these gains over the next 12 months. Losses in the amount of $0.5 million, before tax, were reclassified into earnings in fiscal 2005.

Fair Value Hedge: The company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the company's commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery.

The futures contracts are designated and accounted for as fair value hedges, and the company measures the effectiveness of the hedges on a regular basis. The company has determined its hedge programs to be highly effective. In 2005, the company recorded an immaterial amount of ineffectiveness to earnings.

Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the statement of financial position as a current asset and liability, respectively.

As of October 30, 2005, the fair value of the company's open futures contracts included on the statement of financial position was $1.5 million. Gains on closed futures contracts in the amount of $4.2 million, before tax, were recognized in earnings during the fiscal year.

Note K

Segment Operating Results

The company develops, processes, and distributes a wide array of food products in a variety of markets. Under the criteria set forth by the accounting standard SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominately in the retail market. This segment also includes the results of Mexican Accent, which was acquired in the second quarter of fiscal 2005.

The Refrigerated Foods segment includes the Meat Products and Foodservice business units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork products for the retail, foodservice, and fresh customer markets. This segment also includes the Precept Foods, LLC operation, which offers fresh, case-ready, branded pork and beef products to its retail customers. Precept Foods, LLC is a 51 percent owned joint venture between Hormel Foods Corporation and Cargill Meat Solutions Corporation (formerly Excel Corporation), a wholly owned subsidiary of Cargill, Incorporated. Farmer John, which was acquired on December 29, 2004, is included as an operating segment within Refrigerated Foods, and the Meat Products business unit includes the results of operations for Lloyd's, which was acquired in April 2005.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for the retail, foodservice, and fresh customer markets.

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, dessert mixes, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products. Diamond Crystal Brands includes the results of operations for Hormel Health Labs (consolidated into Diamond Crystal Brands effective November 1, 2004), and Mark-Lynn, which was acquired in March 2005.

The All Other segment includes the Dan's Prize and Hormel Foods International operating segments. These businesses produce, market, and sell beef products and manufacture, market, and sell company products internationally. This segment also includes various miscellaneous corporate sales. Previously, this segment also included Vista International Packaging, a manufacturer of food packaging (i.e., casings for dry sausage), which was sold effective June 30, 2004.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the consolidated profit and loss statement. Equity in earnings of affiliates is included in segment profit; however, the company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The company also retains various other income and unallocated expenses at corporate. These items are included below as "Net interest and investment income" and "General corporate expense" when reconciling to earnings before income taxes.

Sales and operating profits for each of the company's business segments and reconciliation to earnings before income taxes are set forth below. The company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(In Thousands)	**2005**	2004	2003
Sales to Unaffiliated Customers			
Grocery Products	**$ 799,291**	$ 758,256	$ 754,331
Refrigerated Foods	**2,801,632**	2,300,399	2,019,753
Jennie-O Turkey Store	**1,088,324**	1,052,682	924,430
Specialty Foods	**518,673**	467,581	315,177
All Other	**206,077**	200,957	186,637
Total	**$5,413,997**	$4,779,875	$4,200,328
Intersegment Sales			
Grocery Products	**$ 0**	$ 10	$ 2
Refrigerated Foods	**8,305**	10,122	3,801
Jennie-O Turkey Store	**69,710**	69,468	53,285
Specialty Foods	**139**	58	43
All Other	**83,264**	92,551	77,901
Total	**161,418**	172,209	135,032
Intersegment elimination	**(161,418)**	(172,209)	(135,032)
Total	**$ 0**	$ 0	$ 0

(In Thousands)	2005	2004	2003
Net Sales			
Grocery Products	**$ 799,291**	$ 758,266	$ 754,333
Refrigerated Foods	**2,809,937**	2,310,521	2,023,554
Jennie-O Turkey Store	**1,158,034**	1,122,150	977,715
Specialty Foods	**518,812**	467,639	315,220
All Other	**289,341**	293,508	264,538
Intersegment elimination	**(161,418)**	(172,209)	(135,032)
Total	**$5,413,997**	$4,779,875	$4,200,328
Segment Operating Profit			
Grocery Products	**$ 132,047**	$ 128,838	$ 152,808
Refrigerated Foods	**129,831**	141,361	103,167
Jennie-O Turkey Store	**136,327**	78,593	41,069
Specialty Foods	**27,310**	25,674	17,986
All Other	**22,384**	23,278	25,743
Total segment operating profit	**$ 447,899**	$ 397,744	$ 340,773
Net interest and investment income	**(19,213)**	(12,779)	(21,079)
General corporate expense	**(23,800)**	(20,400)	(30,363)
Earnings before income taxes	**$ 404,886**	$ 364,565	$ 289,331
Assets			
Grocery Products	**$ 261,314**	$ 177,041	$ 182,706
Refrigerated Foods	**885,940**	570,557	521,108
Jennie-O Turkey Store	**684,465**	704,051	719,281
Specialty Foods	**430,246**	368,205	382,029
All Other	**117,715**	152,422	201,488
Corporate	**442,726**	561,692	386,509
Total	**$2,822,406**	$2,533,968	$2,393,121
Additions to Property Plant and Equipment			
Grocery Products	**$ 9,657**	$ 3,761	$ 6,528
Refrigerated Foods	**57,164**	40,278	18,221
Jennie-O Turkey Store	**19,822**	20,706	26,925
Specialty Foods	**5,357**	4,373	1,950
All Other	**2,457**	1,826	3,183
Corporate	**12,637**	9,419	10,297
Total	**$ 107,094**	$ 80,363	$ 67,104
Depreciation and Amortization			
Grocery Products	**$ 6,575**	$ 5,597	$ 5,912
Refrigerated Foods	**42,758**	25,676	24,996
Jennie-O Turkey Store	**33,862**	32,927	31,161
Specialty Foods	**15,121**	14,033	8,721
All Other	**3,200**	3,051	3,243
Corporate	**13,673**	13,461	13,987
Total	**$ 115,189**	$ 94,745	$ 88,020

Note L

Quarterly Results of Operations (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 30, 2005, and October 30, 2004.

(In Thousands, Except Per Share Data)	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
2005				
First quarter	**$1,271,431**	**$311,813**	**$64,474**	**$0.46**
Second quarter	**1,309,637**	**302,691**	**55,819**	**0.40**
Third quarter	**1,355,021**	**300,744**	**51,433**	**0.37**
Fourth quarter	**1,477,908**	**367,360**	**81,733**	**0.59**
2004				
First quarter	$ 1,135,533	$ 271,776	$ 51,826	$ 0.37
Second quarter	1,143,127	273,419	53,651	0.38
Third quarter	1,155,999	256,928	56,343	0.40
Fourth quarter	1,345,216	318,882	69,843	0.50

Corporate Officers

Joel W. Johnson*
Chairman, Chief Executive Officer
(effective 12/31/2005 retired as
Chief Executive Officer)

Jeffrey M. Ettinger*
President and
Chief Operating Officer
(effective 1/1/2006 advancing to
Chief Executive Officer)

Michael J. McCoy*
Executive Vice President
and Chief Financial Officer

Gary J. Ray*
Executive Vice President

Steven G. Binder
Group Vice President

Richard A. Bross
Group Vice President/President,
Hormel Foods International

Ronald W. Fielding
Group Vice President

Michael D. Tolbert
Group Vice President/President,
Jennie-O Turkey Store, Inc.

Larry L. Vorpahl
Group Vice President

James W. Cavanaugh
Senior Vice President
and General Counsel
Corporate Secretary

James A. Jorgenson
Senior Vice President
(retired December 31, 2005)

William F. Snyder
Senior Vice President

D. Scott Aakre
Vice President

Julie H. Craven
Vice President

Thomas R. Day
Vice President

Forrest D. Dryden, Ph.D.
Vice President
(retired December 31, 2005)

Bryan D. Farnsworth
Vice President

Jody H. Feragen
Vice President of Finance
and Treasurer

Dennis B. Goettsch
Vice President

Daniel A. Hartzog
Vice President

David P. Juhlke
Vice President

Phillip L. Minerich, Ph.D.
Vice President

Kurt F. Mueller
Vice President

Gary C. Paxton
Vice President
(retired December 31, 2005)

Larry J. Pfeil
Vice President

Douglas R. Reetz
Vice President

Bruce R. Schweitzer
Vice President

James N. Sheehan
Vice President
and Controller

James M. Splinter
Vice President

Joe C. Swedberg
Vice President

Robert A. Tegt
Vice President

Roland G. Gentzler
Assistant Controller

Brian D. Johnson
Assistant Secretary

Kevin C. Jones
Assistant Secretary

*Director

Board of Directors

John W. Allen, Ph.D.
Professor Emeritus, Food Marketing,
Partnership for Food Industry Development
Michigan State University
Director since October 1989

John R. Block
Former U.S. Secretary of Agriculture
Executive Vice President of Food
Marketing Institute and President
of its Wholesale Division
Director since October 1997

Jeffrey M. Ettinger
President and Chief Operating Officer
Director since May 2004
(effective 1/1/2006 advancing to
Chief Executive Officer)

E. Peter Gillette, Jr.
Senior Advisor to U.S. Trust Company
Retired President, Piper Trust Company
Director since July 1996

Luella G. Goldberg
Trustee, University of Minnesota Foundation
Member, Board of Overseers,
University of Minnesota
Carlson School of Management
Trustee and Chair Emerita, Wellesley College
Past Board Chair, University of
Minnesota Foundation
Director since September 1993

Joel W. Johnson
Chairman of the Board
and Chief Executive Officer
Director since June 1991
(effective 12/31/2005 retired as
Chief Executive Officer)

Susan I. Marvin
President, Marvin Windows and Doors
Trustee, University of Minnesota Foundation
Director since July 2002

Michael J. McCoy
Executive Vice President
and Chief Financial Officer
Director since May 2000

John L. Morrison
Managing Director, Goldner Hawn Johnson
& Morrison Incorporated
Chairman, Callanish Capital Partners
Director since November 2003

Dakota A. Pippins
President and Chief Executive Officer,
Pippins Strategies, LLC
Adjunct Associate Professor,
New York University
Director since January 2001

Gary J. Ray
Executive Vice President
Director since November 1990

John G. Turner
Chairman, Hillcrest Capital Partners
Retired Chairman and
Chief Executive Officer of
ReliaStar Financial Corp.
Director since March 2000

Robert R. Waller, MD
President Emeritus,
Mayo Foundation
Professor of Ophthalmology,
Mayo Medical School
Director since January 1993

Shareholder Information

Independent Auditors

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Stock Listing


HRL
Listed
NYSE

Hormel Foods Corporation's common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100. There are approximately 11,300 record shareholders and over 35,500 shareholders whose shares are held in street name by brokerage firms and financial institutions.

The annual certification of the company's compliance with corporate governance listing standards required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual was submitted to the NYSE on February 9, 2005. The company filed with the Securities and Exchange Commission (SEC), as Exhibits 31.1 and 31.2 to its Form 10-K filed on January 13, 2005, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the company's public disclosure.

Common Stock Data

The high and low closing price of the company's common stock and the dividends per share declared for each fiscal quarter of 2005 and 2004, respectively, are shown below:

2005	High	Low	Dividend
First Quarter	**$31.87**	**$27.58**	**$.1300**
Second Quarter	**32.24**	**29.31**	**.1300**
Third Quarter	**33.08**	**29.33**	**.1300**
Fourth Quarter	**32.99**	**30.18**	**.1300**

2004	High	Low	Dividend
First Quarter	$27.45	$23.80	$.1125
Second Quarter	31.04	26.54	.1125
Third Quarter	31.63	29.06	.1125
Fourth Quarter	29.70	26.00	.1125

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
161 North Concord Exchange
P.O. Box 64854
South St. Paul, MN 55164-0854
www.shareowneronline.com

For the convenience of shareholders, a toll-free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their tax identification number, the name(s) in which their stock is registered, and their record address.

Since December of 2004, the company has participated in the Direct Registration Profile Modification System (DRPMS). Future transfers or issuances of shares will be issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of a tax identification number and a PIN number. Information is available 24 hours per day, seven days a week. If you are interested, you may use the Web site www.shareowneronline.com and access "FIRST TIME VISITOR" to arrange for a PIN setup.

Household Sorting

If you hold stock in more than one account, duplicate mailings of financial information may result. You can help eliminate the added expense by requesting only one copy be sent. Please supply the transfer agent with the names in which all accounts are registered and the name of the account for which you wish to receive mailings. This will not in any way affect dividend check mailings. We cannot household sort between record accounts and brokerage accounts.

Dividend Reinvestment Plan

Hormel Foods Corporation's Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Bank, N.A., using the address or telephone number provided with its listing in this section as company transfer agent and registrar. Enrollment in the plan is also available on the Internet at www.shareowneronline.com.

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Bank, N.A., transfer agent. You may also activate this feature on the Internet at www.shareowneronline.com.

Dividends

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August, and November. Postal delays may cause receipt dates to vary.

Reports and Publications

Copies of the company's Form 10-K (annual report) and Form10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases, and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormel.com. The company's Annual Report to Shareholders is mailed approximately one month before the Annual Meeting.

Annual Meeting

The Annual Meeting of Shareholders will be held Tuesday, January 31, 2006, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m.

Questions about Hormel Foods

Shareholder Inquiries
(507) 437-5944

Analyst/Investor Inquiries
(507) 437-5007

Media Inquiries
(507) 437-5345

Consumer Response

Inquiries regarding products of Hormel Foods Corporation should be addressed:
Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

Trademarks

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods Corporation or its subsidiaries.

www.worldfood.com


WORLDFOOD .COM
ASIAN
Búfalo
House of Tsang



Worldfood.com drives consumers to our ethnic brands

Far beyond a simple online retail Web site, Worldfood.com takes consumers on a quick journey across the globe to experience exotic new flavors. Designed with all the appeal of a travel magazine for cooks, this Web site offers insights into the cuisines and cultures of our ethnic specialty brands. Worldfood.com deepens the Hormel Foods relationship with consumers while cross-promoting our products and driving sales of all our ethnic brands. It's an exciting way to capture the imagination of adventurous cooks of all levels.








Hormel
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